

COOPER CAMERON



People • Productivity • Processes • Performance









ANNUAL REPORT 2001



COOPER CAMERON









On the cover:
At Cooper Cameron, we have embraced a company-wide system that empowers people to improve processes, achieve performance goals, increase productivity and maximize customer satisfaction. In this year's annual report, we're happy to share a few of our success stories.

The people pictured are black belts in our Six Sigma program, who have undergone detailed training in order to serve as both leaders and resources in our efforts to improve "the way we run our business."

Cooper Cameron is a leading international manufacturer of oil and gas pressure control equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications. Cooper Cameron is also a leading manufacturer of centrifugal air compressors, integral and separable gas compressors and turbochargers.



CAMERON

Cameron engineers and manufactures systems used in oil and gas production and drilling in onshore, offshore and subsea applications, and provides aftermarket parts and service to the energy industry worldwide.



COOPER ENERGY SERVICES

Cooper Energy Services makes integral and separable compressors for the oil and gas production, gas transmission and process markets, and provides aftermarket parts and services for a wide range of compression equipment.



COOPER CAMERON VALVES

Cooper Cameron Valves provides a wide variety of valves and related products and services to the gas and liquids pipelines, oil and gas production and industrial process markets.



COOPER TURBOCOMPRESSOR

Cooper Turbocompressor manufactures and services oil-free centrifugal air compression equipment for manufacturing and process applications.

Cooper Cameron's website: www.coopercameron.com


CAM
Listed
NYSE

($ thousands except per share, number of shares and employees)

Years ended December 31:	2001	2000	1999
Revenues	$ 1,563,678	$ 1,386,709	$ 1,475,061
Gross margin	482,600	411,912	398,785
Earnings before interest, taxes, depreciation and amortization (EBITDA)[1]	251,456	214,531	193,051
EBITDA (as a percent of revenues)	16.1%	15.5%	13.1%
Net income	98,345	27,660	43,002
Net income[1]	112,255	84,224	54,688
Earnings per share:			
Basic	1.82	0.52	0.81
Diluted	1.75	0.50	0.78
Diluted[1]	1.99	1.53	1.00
Shares utilized in calculation of earnings per share:			
Basic	54,170,000	52,800,000	53,328,000
Diluted	58,075,000	55,013,000	54,848,000
Capital expenditures	125,004	66,599	64,909
Return on average common equity[1]	12.8%	10.6%	7.0%
As of December 31:			
Total assets	$ 1,875,052	$ 1,493,873	$ 1,470,719
Debt-to-capitalization[2]	21.7%	17.3%	22.1%
Stockholders' equity	923,281	842,279	714,078
Shares outstanding	53,994,734	54,011,929	50,567,959
Net book value per share	17.10	15.59	14.12
Number of employees	8,000	7,300	7,200

[1] *Excluding nonrecurring/unusual charges.*

[2] *Net of cash and short-term investments.*

TABLE OF CONTENTS

TO THE STOCKHOLDERS OF COOPER CAMERON

Cycle (sī′kəl) noun: a course or series of events or operations that recur regularly and usually lead back to the starting point.


$1,817
$1,893
$1,475
$1,387
$1,564
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01

Revenues
($ millions)


$294
$323
$193
$215
$251
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EBITDA
($ millions-excluding nonrecurring/unusual charges)

Ours is a cyclical business...

We could probably begin this letter with those words every year. Oil and gas prices are next to impossible to predict, and the past three years reinforce that point. Oil prices fell below $14 a barrel, then moved above $30 in less than eighteen months. Natural gas prices spent most of 1999 below $2.00 an Mcf; by the winter of 2000-2001, prices on the spot market bumped up against $10.00. Our customers must constantly reassess the economics of their spending plans, and make a series of extremely important decisions—not the least of which is how much money they spend with us.

Against this backdrop, our charge is to maximize profits in the good times, anticipate the downturns and cut costs accordingly, and always keep enough dry powder to take advantage of opportunities (acquisitions, stock repurchases, restructuring) as they arise. I believe we have effectively done that.

If there is one predictable trait of our business, it is the fact that it's self-correcting. A steep decline in commodity prices will typically stimulate demand during a period of declining activity, and the recovery will be under way. Conversely, as commodity prices climb, demand will drop, and the inevitable correction will begin.

As a result, our challenge in dealing with a cyclical industry is to take actions that reward us through each phase of the cycle. Throughout this report, you'll find accounts of projects we've undertaken to improve "the way we run our business". We've always had a bias toward finding ways to do things better, faster, at lower cost. We have now embraced a system for evaluating and improving processes companywide. Several of the champions of our Six Sigma quality program are featured in this report; we think they are representative of the talent and innovativeness of the Cooper Cameron employee base, and we're glad to have the chance to let them share their stories of successes—and of works in progress.

Increased profits can't offset a nervous market

Consider the following financial benchmarks for 2001 compared with a year ago:

- Revenues increased to $1.56 billion, up 13 percent
- EBITDA generated was $251 million, an increase of 17 percent
- Earnings per share, excluding nonrecurring/unusual charges, reached $1.99, up 30 percent
- Orders exceeded $1.7 billion, 24 percent higher than last year; and
- Backlog at year-end was $695 million, up 32 percent.

Yet, during 2001, our common stock price declined to just over $40, down almost 40 percent from its year-end 2000 close. Clearly, we are valued less on our individual current performance than on expectations for our company and the overall industry. Uncertainty about global oil prices, North American natural gas markets and the relative health of the world economy continue to overshadow the encouraging long-term outlook for our business.

Given the near-term weakness in the markets we serve, our financial results during 2002 are not expected to exceed those of 2001. While we're stronger and more financially sound than we were a year ago, we face a different set of problems, challenges and yes, opportunities, this year.

Productivity improvement and cost reduction are always priorities

The launch of the Six Sigma program during 2000 was not the beginning of an effort to reduce costs and make our businesses more productive, but simply the allocation of greater resources, with a special focus, to such initiatives. Since our formation in 1995, we have made significant progress on both fronts. Upgrading facilities and equipment, moving to lower-cost facilities, pursuing economies of scale...these all contribute to improving our peak earnings levels and insulating our profits during the down phases of our business cycles.

The Six Sigma projects—and the people who monitor and control them—provide a framework for measuring successes and applying techniques to a variety of operations across our business lines. As I indicated in this letter a year ago, we expect such processes to be an ongoing practice for us, and will be the way we run our business.

Global energy demand likely to continue to grow

Forecasters expect total demand for oil and natural gas to be higher in 2002 than in 2001, but our customers' spending is expected to be below 2001 levels. Long-term projections call for worldwide energy demand growth to continue at an annual rate between two and three percent. There will be continued deviations in this growth from year to year, and between crude oil and natural gas. Oil is a global commodity, with demand dependent on the relative health of a variety of national economies, and supply subject to not only basic economics, but also the political influences of both the producing nations and their customers.

Natural gas has been primarily a North American commodity, with weather and industrial consumption having the greatest impact on demand, and therefore on the ultimate levels of drilling and production of gas in the U.S. and Canada, the primary supply regions. Natural gas is now taking on greater importance in the global economy as developing nations increase energy consumption and as gas infrastructure and electric power generation become more widely established.

Demand for our products and services is derived from the spending budgets that our customers develop in light of their assessment of these environments. In this letter a year ago, I noted that spending on exploration and production by our primary customers was forecast to increase by approximately 20 percent during 2001; in fact, our orders increased by more than 20 percent for the year.

Comparable forecasts for 2002 indicate a flat to slightly lower spending level on a consolidated basis, with a decline in domestic spending essentially offset by an increase in budgets for international exploration and development projects. Such forecasts are a contributing factor to our expectation that our 2002 financial performance will not exceed the levels of 2001.

Acquisition effort yields additions to portfolio; M&A activity stepped up

We have evaluated numerous companies for possible acquisition during our history. The two discussed below are examples of new organizations added during 2001, each bringing value to the table.

In the second quarter, we acquired the assets of Nickles Industrial Manufacturing Corporation, based in Ponca City, Oklahoma, for approximately $31 million in cash


16.2%
17.1%
13.1%
15.5%
16.1%
97
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EBITDA
(as a percent of revenues–excluding nonrecurring/unusual charges)


$72
$115
$65
$67
$125
97
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Capital Expenditures
($ millions)

Forecasters expect total demand for oil and natural gas to be higher in 2002 than in 2001, but our customers' spending is expected to be below 2001 levels. Long-term projections call for worldwide energy demand growth to continue at an annual rate between two and three percent.

and debt. The combination expanded our position as a supplier of parts and services to the reciprocating engine and compressor aftermarket for CES original equipment, as well as that of other engine and compressor manufacturers. Nickles, which had been privately owned since 1918, fits extremely well with our stated emphasis on continually expanding our presence in the aftermarket for all of our businesses.

During the third quarter, we acquired Retsco International, a premium supplier of motion compensation solutions primarily for offshore drilling and production, and added it to Cameron's line of drilling-related equipment. The Retsco line augments Cameron's offerings of ram and annular blowout preventers, control systems, riser systems, connectors, valves, chokes and other drilling products. Purchased for approximately $6 million, Retsco has been in business for more than 20 years, and has provided equipment to more than 100 mobile offshore drilling units.

Our financial strength gives us the flexibility to consider more candidates for business combinations. We've reorganized our M&A efforts and placed them under the guidance of Franklin Myers. Franklin has been with us in a variety of roles since Cooper Cameron's formation, initially as general counsel and more recently as President of CES. He brings a wealth of experience in evaluating and closing transactions, and we expect the recent pace of deal flow to result in more key strategic additions to the Company's business portfolio.


$1,894
$1,843
$1,303
$1,406
$1,740
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Orders
($ millions)

Convertible sale adds to balance sheet flexibility

A year ago, we said that our balance sheet was as strong as it had ever been; it was further strengthened in mid-year. In May, we closed on the sale of approximately $450 million of convertible securities with effective interest rates of 1.25 percent on $250 million and 1.75 percent on $200 million. The proceeds were used to pay off our bank debt, and at year-end, we had more than $210 million in cash and investments.


$786
$790
$513
$528
$695
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Backlog
(at year-end, $ millions)

Our financial strength gives us the flexibility to consider more candidates for business combinations.

HSE commitment

Cooper Cameron's health, safety and environmental (HSE) programs are integral to the operations of each of the Company's divisions. While the format and style of the individual programs may vary, all have some basic central themes and goals; specifically, to provide a healthy and safe workplace for our employees and to protect the environment.

Local and national rules and regulations, along with industry guidelines, provide a baseline for HSE practices. Cooper Cameron's divisions and their units establish incremental standards specific to their operating locales and the unique environments of each.

Communication of the standards, training for all employees and measurement of the Company's performance toward meeting HSE guidelines provide a basis for internal evaluation, but recognition from outside agencies is a welcome validation of the Company's efforts. During 2001, the Cameron division's Singapore operations were recognized with a Gold Safety Award from the Singapore Ministry of Manpower.

Continued world-class performance on the HSE front leads to greater satisfaction from employees, suppliers, partners and customers, and confirms Cooper Cameron's role as a conscientious corporate citizen in the global neighborhood.

Debt, net of cash and investments, was only $256 million at year-end, and our net debt-to-capitalization ratio was less than 22 percent. While our first priority is reinvesting in our business through high-return capital spending or immediately additive acquisitions, we have also repurchased our own common shares and will consider additional purchases.

During the second half of 2001, we bought more than 600,000 shares of our common stock, and nearly 300,000 additional shares were acquired under a forward purchase agreement with one of our banks. Under the agreement, the bank purchases the shares in the open market and holds them for us. We have the right to buy the stock from the bank at the price it paid, or we can settle the transaction in kind.

The repurchases serve to reduce our total shares outstanding, effectively increasing our earnings per share, and also provide us with shares for issuance under compensation programs. Our total authorization for repurchase is approximately ten million shares.

A matter of perspective...

Our presence in energy-producing regions around the world makes us susceptible to political and economic factors in a diverse collection of societies; but nothing can compare to the impact of the events of last September 11. These tragedies affected the political, economic and social makeup of our nation and the world in ways never before imaginable.

While a new sense of perspective has been established for many of us, the importance of our commitment to our customers, our employees, our partners and our stockholders has not been diminished. We are grateful for the role each of these constituencies plays in our pursuit of success; we will continue to do our best to earn, and maintain, your trust.

Sincerely,



Sheldon R. Erikson
Chairman of the Board,
President and Chief Executive Officer




CAMERON

Coaching People To Success

People are making the Six Sigma program work for Cooper Cameron. We have a set of tools that can be used to measure results, analyze processes, implement ways to improve performance and establish procedures and controls that allow us to run our businesses better. More importantly, we've put those tools in the hands of people who are redefining the way we run our business. By training them to look for ways to save time, to be more effective, and to reduce cost while improving quality, we're creating a string of success stories that are positively impacting each of our divisions.

Yes, the tools are powerful—but it's the people who are making the difference.


SIGMA
COOPER CAMERON
"The Way We Run Our Business"

Robert Flatt
Director, Six Sigma Training
Houston, Texas



Cameron is one of the world's leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Its products are employed in a wide variety of operating environments, including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations.

Products – Surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling and production riser and aftermarket parts and services.

Customers – Oil and gas majors, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers.

STATISTICAL/OPERATING HIGHLIGHTS

($ millions)	2001	2000	1999
Revenues	$898.3	$838.3	$817.1
EBITDA[1]	172.7	148.7	139.3
EBITDA (as a percent of revenues)	19.2%	17.7%	17.0%
Capital expenditures	71.1	38.6	38.8
Orders	1,057.2	851.4	619.5
Backlog (as of year-end)	521.6	372.3	367.0

[1] Excludes nonrecurring/unusual charges.


$817
$838
$898
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Revenues
($ millions)


$139
$149
$173
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EBITDA
($ millions)


$620
$851
$1,057
99
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Orders
($ millions)


$367
$372
$522
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Backlog
(at year-end, $ millions)

Financial overview

Cameron's revenues increased to $898.3 million in 2001, up seven percent from $838.3 million in 2000. EBITDA (excluding nonrecurring/unusual charges) was up 16 percent from year-ago levels, reaching $172.7 million, compared with 2000's $148.7 million. EBITDA as a percent of revenues was 19.2 percent, up from 17.7 percent. Orders totaled $1.06 billion, up more than 24 percent from 2000's $851.4 million, with all product lines posting increases.

Drilling

Cameron provides integrated drilling systems for land, offshore platform and subsea applications to customers worldwide and is an industry leader in drilling technology. Product offerings include ram and annular blowout preventers (BOPs), drilling risers, drilling valves, choke and kill manifolds, surface BOP control systems and multiplexed electro-hydraulic (MUX) control systems used to operate subsea BOP stacks. The 2001 acquisition of Retsco International broadened Cameron's product portfolio by adding motion compensation and riser tensioning solutions for the offshore drilling and floating production markets.

The Company's long history as a market leader in drilling has created a large installed base of equipment, requiring comprehensive worldwide aftermarket support. As a result, Cameron provides complete aftermarket services under the CAMSERV™ brand, as well as replacement parts for drilling equipment. The parts offerings include highly engineered elastomer products, specifically designed for drilling applications, that are produced at Cameron's state-of-the-art Elastomer Technology facility.

Cameron's drilling business orders increased during 2001, driven largely by aftermarket business and demand for new land and platform BOPs. A substantial number of new land BOP stack orders were received and delivered in 2001 as customers built new land rigs or upgraded existing ones. Drilling aftermarket revenue also increased year over year, as more customers took the opportunity to repair and remanufacture their drilling equipment.

In the new equipment market, a series of orders for new Cameron BOPs were received from various drilling contractors as part of their commitments to modernize their drilling fleets. Additional orders for surface BOPs were also received from rental tool companies to replace their aging rental BOP inventory. Cameron has also been contracted to provide a drilling package, including a BOP stack and up to 12,000 feet of Cameron's LoadKing™ riser system, to equip a Japanese deepwater research vessel.

Cameron's ongoing product development efforts and continuous improvement programs have added to the Company's long-time core competency in this important business segment. Several new products and product enhancements introduced in 2001 should have positive impact in 2002 and beyond. These include Cameron's model UM blowout preventer, which is a lightweight, easier-to-maintain version of a proven design, as well as a new shear ram technology that was the result of a Six Sigma quality improvement process.

In addition, Cameron had acquired Energy Inspection Technologies, Inc., a riser inspection firm, in 2000. Subsequent enhancements to its services resulted in the 2001 introduction of CAMCHEC™, a revolutionary approach for the non-intrusive inspection of marine riser. New field-proven tools and techniques have been developed to allow comprehensive drilling riser inspection, on board drilling vessels, without removing buoyancy and auxiliary lines.

Cameron is committed to providing its worldwide drilling customers with innovative system solutions that are safe, reliable and cost-effective.

Surface

Cameron is the global market leader in supplying surface equipment, including wellheads, Christmas trees and chokes used on land or installed on offshore platforms. The Company's huge customer base and its presence in virtually every hydrocarbon-

Clad Welding Project

To help our clad welders produce defect-free products, we approached the process as being more of a science than an art. While our welders' backgrounds and experience varied widely, we decided to establish measurement tools and training that would generate consistent results—with a goal of zero defects.

Once the numerous individual elements and benchmarks for defect-free results were statistically identified, we developed training sessions to teach the importance of meeting key standards. Cause and effect diagrams—which welders used to detail the actions they might take and the consequences of those actions—were used as training tools, and a reward system was implemented. Follow-up sessions serve to reinforce these statistically developed processes, which have helped define a new best practice in similar Cameron facilities around the world.



Brian Threlfall
Lead Black Belt
Singapore

Reducing Cycle Times

Subsea tree components require sophisticated coatings, applied in the final stages of the tree assembly process, to ensure corrosion protection in harsh underwater environments. At our Liberty, Texas plant, we found, during a detailed review of the many processes undertaken to manufacture a subsea tree, that coating accounted for a significant portion of our manufacturing process time and was affecting our delivery schedules. Our review determined that the process was being handled by multiple vendors and the components were being sent to the vendors' sites to be coated. Importantly, our analysis showed that one-fourth of our coating cost was for transporting components to and from vendors.

The solution? We selected a single vendor that provides coating service in our plant. All the transportation costs were eliminated, quality variations were reduced and the coating time was cut by more than two-thirds.



Daniel Martinez
Black Belt
Liberty, Texas

producing region around the world provide a welcome diversification when regional markets experience periods of weakness.

For example, in spite of the falloff in natural gas prices in the second half of 2001, Cameron's orders for surface-related products in the U.S. reached record levels for the full year. The most dramatic improvement was in the Alaska and Oklahoma markets, while South Texas continued to provide a solid base of surface product demand. International markets also held up very well, as consolidated orders for new equipment in Cameron's surface businesses increased in each of the Company's geographic divisions.

Meanwhile, a variety of high-profile installations and receipt of several new orders during 2001 confirmed Cameron's role as a preferred provider of reliable equipment for varied operating environments and applications.

Cameron is at the top of a very short list of suppliers with the technology and experience necessary to provide equipment for completing high-pressure, high-temperature (HP/HT) wells under demanding operating conditions. During 2001, Cameron delivered a wellhead and Christmas tree capable of operating in pressure conditions as extreme as 20,000 pounds per square inch (psi) to Kuwait Oil Company for a well in central Kuwait.

Cameron's patented CAMFORGE™ wellhead connection system is a unique process that uses hydraulic pressure to create quick, reliable and economic metal-to-metal wellhead connections without welding. Originally developed for subsea pipeline repair, CAMFORGE has been used in more than 250 wellhead installations in Cameron's Asia Pacific and Middle East (APME) operations, and in more than 200 applications in the U.K. and Norway as part of the Eastern Hemisphere operations.

Cameron's premium land and platform wellhead system, the SSMC model, was a key component in the establishment of a Frame Agreement with Shell in the U.K. North Sea and Holland as part of Shell's global procurement strategy. This innovative, compact wellhead system is simple to install, accommodates a wide range of working pressures and casing sizes, and has been used by major operators in a variety of global locations. Safety, quick connection times and overall savings in well costs are key features of the SSMC system.

One of Cameron's unique product offerings was chosen by ExxonMobil Indonesia for the continuing development of its Arun Field. Cameron's "Big Bore" wellhead and gate valve system, first used in Indonesia in the early 1990s, accommodates 9⁵/₈-inch tubing in a 5,000-psi stainless steel completion package. Two of these systems are scheduled for delivery in the first quarter of 2002. Product enhancements in the current version include a redesigned 9-inch gate valve and a 9-inch hydraulic wireline-cutting actuator recently developed by Cameron Willis.

Other surface system project awards in 2001 include several large-bore high-pressure trees for ExxonMobil in two areas: Mobile Bay, Alabama in the Gulf of Mexico and the Sable Island development, off Nova Scotia in the Northern Atlantic. In addition, Pluspetrol, an Argentinean oil company, selected Cameron to provide a series of large-bore trees for its Camisea project in Peru.

Lastly, Cameron opened a new manufacturing facility in Malaysia, which essentially doubles capacity in the region to cover market growth and positions Cameron to gain additional business in Malaysia's overseas ventures.

North American natural gas markets remain the most important venue for Cameron's surface businesses. While a slowing economy and mild weather have contributed to the current overhang in gas supply, U.S. gas demand is forecast to increase during 2002. If this predicted demand growth develops and the relatively rapid decline rate of recently completed gas wells continues, activity could recover, perhaps to levels similar to that of mid-2001, before year-end.

Subsea

During 2001, Cameron reorganized to address the growing market for system-level projects, in which clients entrust the suppliers with more responsibility to deliver complete systems. The Offshore Systems organization was created expressly for such projects.

The Offshore Systems group provides concept design, system engineering, and project management of offshore projects. Included in the group's product portfolio are wellheads for subsea or dry completion use, a full range of Christmas trees, chokes, multiplex control systems, manifolds, flowline connection systems, and intervention equipment for subsea projects. These projects also often include large third party scopes, such as umbilicals; Offshore Systems will monitor and manage the incorporation of such equipment, sourced from an outside vendor.

The ability to effectively design at the system level and provide project management throughout the development of a given field is critical to the success of subsea system installations. Cameron's recent performance on several major projects, including Malampaya, Captain, Ceiba and Kizomba, has demonstrated the Company's skills and experience.

The ability to effectively design at the system level and provide project management throughout the development of a given field is critical to the success of subsea system installations.

The installation and startup of the Shell Malampaya Natural Gas to Power Project represents a significant milestone for Cameron. The Malampaya development is now supplying natural gas directly to three land-based power stations that provide more than a third of the power requirements for the Philippines. This MOSAIC™ system scope of supply included modular SpoolTrees™, modular CAMTROL™ production and workover control systems, subsea wellheads, chokes, manifolds, flow bases and pipeline connection systems. Cameron also has a CAMSERV contract to provide performance monitoring of the subsea equipment via the CAMTROL production control system, as well as to provide routine inspection and maintenance of topside equipment.

Another 2001 milestone in the deepwater markets was the installation, offshore Brazil, of a Cameron-supplied subsea separation system, called VASPS (Vertical Annulus Separation and Pumping System). This innovative system is being reviewed for possible use in other developments, as its unique design makes it especially effective in deepwater applications.

West Africa is one of the industry's frontier growth areas for subsea systems. Cameron further established its market position in this important region during 2001, securing an order for 35 trees and related equipment for the ExxonMobil Xikomba and Kizomba projects off Angola, and 8 trees for the fast-track development of the Nunce Sul field for Angola Drilling Company. Significant additional work was undertaken for Amerada Hess and Triton Energy for subsea developments in Equatorial Guinea, and the Patricia Baleen development for OMV, offshore Australia.

Petrobras, Brazil's state-owned oil company, recently awarded Cameron an order for 19 additional subsea SpoolTrees, bringing Cameron's Brazilian market backlog to a record 29 trees. This equipment is slated for various projects in water depths ranging from 3,000 to 7,000 feet, and shipments are scheduled to continue into 2003.

Other equipment awards include TotalFinaElf's Aconcagua and Marathon's Camden Hills developments, joining BP's King development as a part of the Canyon Express pipeline project in the Gulf of Mexico. During 2001, a Cameron high-capacity subsea SpoolTree was installed in an industry record-setting water depth of more than 6,400 feet on the King project. In early 2002, other Cameron tree installations in the same development will exceed this milestone.

Additionally, Cameron will continue to supply subsea SpoolTrees for BP's Gulf of Mexico ILX (Infrastructure-Led Exploration) initiative, which supports BP's fast-track development of subsea fields.

Cameron was also awarded the Front End Engineering Design contract for the subsea facility for the Husky White Rose project in the Canadian waters offshore

Newfoundland. This contract includes system design activities, as well as equipment specification and definition for the subsea system. The equipment supply contract is expected to be awarded in 2002.

Cameron's subsea orders successes during 2001 and the attendant increase in backlog should support a growing list of shipments and installations over the next several years. The Company's long history, combined with its recent successes on the subsea project development front, have positioned Cameron as a primary competitor for the growing number of high-value, system-level projects to be awarded over the next several years.

Cameron Controls

Cameron Controls has been in the controls business since the late 1970s. Its long-standing service to the industry was acknowledged recently when the Company received the Offshore Energy Center's Offshore Pioneer 2001 Award for Drilling Equipment/Marine Riser Systems. The Cameron Controls organization designs, manufactures and services drilling, production and workover control systems worldwide.

Its early growth was fueled by orders for MUX subsea drilling controls, combining Cameron's reliable hydraulics with electronic technology to provide the rapid actuation needed for BOPs in deepwater applications. During 2001, six MUX drilling systems were commissioned and are currently operating in global deepwater locations.

Subsequent enhancements and upgrades for systems in the field include one of the most advanced Control Valves in the industry, offering extended life and increased tolerance to corrosion. Software enhancements that improve system performance and increase system monitoring are also upgrades available to customers. Service contracts that offer continuous Cameron service on the rig (CAMSERV) increase system availability and reduce maintenance cost. All of these upgrades, enhancements and services increase the reliability of Cameron's drilling system and continue to make it one of the leading systems in use and one sought by operators and oil companies.

E&P operators recognize Cameron Controls as a significant and qualified provider of production control systems worldwide. New orders for CAMTROL production control systems were received for ExxonMobil's Xikomba and Kizomba developments off Angola's coast, for continued expansion of ChevronTexaco's Captain field in the U.K. sector of the North Sea and for Amerada Hess and Triton Energy's developments in Equatorial Guinea. Cameron has delivered 38 CAMTROL well modules and has 54 in backlog. To date, with over 21 modules installed and over 17 module-years of underwater performance, CAMTROL's production availability exceeds 99.7 percent.

Cameron Controls' two primary manufacturing, assembly and testing facilities, in Celle, Germany and Houston, Texas, completed their third full year of operation in 2001. These facilities have reduced lead times, increased on-time deliveries and improved effective manufacturing capacity. The two locations allow Cameron Controls to conveniently serve and support markets worldwide, including West Africa, the North Sea, South America, Asia Pacific and the Gulf of Mexico.

During 2002, continued product development in subsea production controls, supported by the successful installation of the projects identified above, will strengthen and expand the Company's market position and product offerings.

The drilling controls focus will be on maintaining Cameron's leading market position, attained as a result of providing reliable, cost-effective systems for the BOP market, and on enhancing that position by further improving the product selection to include innovative emerging market drilling controls applications. Cameron Controls will expand its service operations in 2002 with a newly constructed base in Macaé, Brazil, and plans for a base in West Africa are progressing. As the largest global provider of system maintenance and support for drilling and production systems, Cameron provides an unparalleled depth and breadth of facilities, equipment, personnel and experience.

The drilling controls focus will be on maintaining Cameron's leading market position, attained as a result of providing reliable, cost-effective systems for the BOP market, and on enhancing that position by further improving the product selection to include innovative emerging market drilling controls applications.

Cameron Willis

Cameron Willis' product portfolio includes Cameron and Willis brand drilling choke systems, and Cameron and Willis brand chokes and choke actuators for the surface and subsea production markets. Cameron Willis was created in order to take advantage of opportunities for manufacturing consolidation, technology improvement and product and period cost reductions. As a result, Cameron Willis has clearly established its position as the leader in surface and subsea chokes.

Gate valve actuator product rationalization and manufacturing consolidation resulted in lower manufacturing costs in 2001. Surface gate valve actuator manufacturing is primarily provided by the Houston operation, which has doubled its output over the last three years. The Houston plant will commence operations in a larger, 36,000 sq. ft. facility March 1, 2002. The expanded operation will permit further output for worldwide supply of surface actuators. Increased focus on actuator manufacturing lead times and consistently high on-time delivery performance from Cameron Willis has all but removed the delays caused by commercial actuator manufacturers, enabling Cameron to shorten the lead times of its Christmas trees.

Surface Safety Systems that control surface actuated gate valves on Christmas trees continue to be a growth opportunity. Cameron's leading position in the surface production (Christmas tree) markets and operators' desire to automate field operations, thereby lowering operating expenses, make this a natural extension to Cameron's core business. Cameron is in the unique position to supply wellheads, Christmas trees, valves, actuators, chokes and surface safety systems, the building blocks necessary to provide a complete single-well surface-automated system.

A market-driven approach to product development has supported Cameron Willis' profitable growth. In the future, Cameron Willis will continue to grow with the offshore markets as projects are developed in higher pressure, higher temperature, deeper water venues, creating an ever-increasing demand for technology, experience and product solutions.

Aftermarket

CAMSERV, Cameron's focused aftermarket program, combines traditional aftermarket services and products, such as equipment maintenance and reconditioning, with Cameron's information technology toolset. CAMSERV initiatives are designed to provide flexible, cost–effective solutions to customer aftermarket needs throughout the world.

During 2001, Cameron continued to enhance its market presence worldwide. The new Saudi Arabia Joint Venture facility, which began operations in July, serves the production fields of Saudi Arabia, Kuwait and Bahrain and is fully equipped to perform all types of repair on Cameron equipment in support of the field operations of Saudi Aramco, drilling contractors and other operators in the region. A new facility in Malabo, Equatorial Guinea began operations in November. The Malabo facility will support both subsea system and surface product business and provide an array of CAMSERV services, including equipment testing, rental tool maintenance, customer equipment storage, and offshore project support. Additionally, Cameron established an aftermarket facility in Baku, Azerbaijan to support the drilling and surface products that are currently being supplied to offshore operators in the Caspian Sea, and a new facility in Macaé, Brazil will support Cameron's subsea and drilling systems products and services and include total asset management and installation services.

Other new facilities to support the aftermarket business are under construction in Luanda, Angola; Halifax, Canada and Maracaibo, Venezuela. In addition, the Retsco acquisition added capacity for drilling repairs in the Houston market area. Expansion of machine tools and floor space continues in aftermarket facilities around the world to better serve customers' needs, with a renewed emphasis on providing support in remote areas with inadequate infrastructures.

Inventory Reduction

An analysis and segmentation of inventory by location indicated that several of Cameron's manufacturing locations carried relatively large inventories of certain low cost, high volume components such as fasteners—nuts, bolts and washers, for example—which must be received, inspected and stocked. This process was taking an average of eight days, leading to excess inventory buildups.

We found that in many cases, our suppliers were already conducting inspections at the same level as Cameron's, making our inspection effort duplicative. We also found suppliers willing to inventory the components for us, provide 24-hour turnaround time and manage reordering plans as well. Refining this process at the Liberty location cut cycle time in half. We rapidly expanded the program to several other suppliers and Cameron locations, including Patterson, Corpus Christi and Brookshire; Veracruz and Edmonton will be added during 2002.

We're spending less time on inspection and stocking, and are saving working capital through inventory reduction.



Emmet Bargraser
Black Belt
Houston, Texas



COOPER CAMERON
VALVES

Generating Productivity Improvements

Productivity doesn't mean just working harder. Analyzing day-to-day tasks and processes can often generate productivity improvements by identifying opportunities to streamline accepted practices.

Setting up the machine tools is an integral part of our manufacturing processes, and the setup will vary depending on exactly what type product we'll be producing for the customer. By breaking down the setup process itself and eliminating wasted time and effort, we reduced the average machine tool setup cost at Oklahoma City by more than 40 percent.

Eliminating inefficiencies and increasing throughput means shorter manufacturing lead times, quicker product availability to the customer, lower inventory safety stocks and better financial performance for CCV.


SIGMA
COOPER CAMER
The Way We Run Our B

Bill Gardner
Black Belt
Oklahoma City, Oklahoma



COOPER CAMERON VALVES

Cooper Cameron Valves (CCV) is a leading provider of valves and related systems primarily used to control pressures and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. Equipment used in these environments is generally required to meet demanding API 6D and American National Standards Institute (ANSI) standards.

Products – Gate valves, ball valves, butterfly valves, Orbit valves, rotary process valves, block & bleed valves, plug valves, actuators, chokes, and aftermarket parts and services.

Customers – Oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies.

STATISTICAL/OPERATING HIGHLIGHTS

($ millions)	2001	2000	1999
Revenues	$292.3	$221.1	$233.6
EBITDA[1]	52.5	37.1	33.4
EBITDA (as a percent of revenues)	18.0%	16.8%	14.3%
Capital expenditures	7.0	6.0	4.9
Orders	321.6	228.3	209.8
Backlog (as of year-end)	71.2	42.5	32.4

[1] Excludes nonrecurring/unusual charges.


$234
$221
$292
99
00
01
Revenues
($ millions)


$33
$37
$52
99
00
01
EBITDA
($ millions)


$210
$228
$322
99
00
01
Orders
($ millions)


$32
$42
$71
99
00
01
Backlog
(at year-end, $ millions)

Financial overview

CCV's revenues were $292.3 million for the year, up 32 percent from 2000's $221.1 million. EBITDA increased to $52.5 million, up 42 percent from the $37.1 million of a year ago. EBITDA as a percent of revenues increased to 18.0 percent, up from 2000's 16.8 percent. The improved profit margins in 2001 reflect a combination of stronger markets and CCV's product cost reduction initiatives, including increased international sourcing of materials and components and the impact of Six Sigma programs. Orders were up approximately 41 percent during the year, driven by growth in the gas transmission/gathering and oilfield markets; CCV's 2001 order total was the highest in its history.

Subsea market opportunities, surface exposure

CCV's successful development of a range of ball valves capable of performing at pressures of 10,000 psi and in water depths of 10,000 feet led to an increase in sales to the subsea market during 2001. As exploration and production companies move into deeper waters in the Gulf of Mexico and other offshore environments with harsher operating conditions, growth opportunities for such specialized equipment will expand. Meanwhile, CCV's traditional role as a primary supplier of oilfield valves to distributors in North America will allow the Company to benefit from the inevitable recovery in the domestic natural gas markets.

Investment in Far East regions

Asia clearly represents a growing market for CCV's products and services, and steps to enhance the Company's presence in the region and take advantage of future growth opportunities are under way. CCV's China sales office was expanded during 2001 in order to better serve the needs of customers operating in that country. During 2002, CCV plans to establish a manufacturing facility in Singapore. This facility will provide increased product support for the local sales force in that region of the world, and will also serve to reduce manufacturing and transportation costs.

Addressing costs

Foreign sourcing initiatives and the Six Sigma program each positively impacted CCV's results in 2001. Ongoing efforts to work with overseas vendors—continuing the successes of earlier programs—have further reduced material costs, while maintaining CCV's high quality standards. The aforementioned initiatives in China and Singapore will also benefit the outsourcing programs, due to greater proximity to, and interaction with, foreign suppliers. Meanwhile, a variety of Six Sigma projects have produced substantial savings in manufacturing costs, allowed capacity increases without capital investment, and generated meaningful reductions in working capital.

Aftermarket importance

Growth in the aftermarket business has been an ongoing objective for CCV, whether through acquisitions or expanded use of existing resources. A combination of geographic expansion and development of a broader product offering that enabled CCV to offer a complete package of new and refurbished valves to customers fueled a greater than 50 percent increase in aftermarket revenue over the prior year. As pipeline customers in the U.S. address new regulations and implement pipeline safety and integrity programs, additional opportunities to supply their needs should surface. Meanwhile, aftermarket growth, both internal and through acquisitions, will continue to be a priority in 2002.

2002 outlook

During 2001, in addition to the initiatives described above—sourcing, Six Sigma, aftermarket presence—CCV implemented several capital investment plans aimed at increasing productivity and reducing lead times by replacing old machine tools with new units. This effort will continue through the next couple of years, and has already begun to have a positive impact on CCV's operations.

Reducing Freight Costs

Cooper Cameron Valves is constantly moving finished product through the distribution network and into our customers' hands, and much of that is transported by truck. Once we began measuring where products were being shipped, how much we were spending on "rush" deliveries and what our customers needed from us, we put new procedures in place to consolidate shipments and implemented policies that better utilize the space available on our preferred freight carriers. We've cut our shipping costs by more than ten percent, and our products are getting to our customers more quickly and efficiently.



Mehdi Javidinejad
Black Belt
Missouri City, Texas


COOPER
ENERGY SERVICES

Repeating Success

Process improvement takes a lot of different forms. Our efforts have uncovered ways to streamline manufacturing, improve safety records, significantly reduce waste, get invoices out the door quicker, and even to just make it easier for customers to return or exchange products we've delivered to them!

Advertising these successes creates an environment where people want to find the next way to improve the way we run our business—and improve the bottom line.


SIGMA
COOPER CAM

Don Wood
Master Black Belt
Houston, Texas


COOPER
ENERGY SERVICES

Cooper Energy Services (CES) is a leading provider of reciprocating compression equipment and related aftermarket parts and services for the energy industry. Its products and services are marketed under the Ajax®, Superior®, Cooper-Bessemer® (Reciprocating Products), Penn™, Enterprise™, Texcentric®, Nickles Industrial™ and Turbine Specialties™ brand names. CES uses manufacturing facilities in the U.S. and sales and service offices around the world to sell and deliver its products and services.

Products – Aftermarket parts and services, integral engine-compressors, reciprocating compressors, turbochargers and control systems.

Customers – Gas transmission companies, compression leasing companies, oil and gas producers and independent power producers.

STATISTICAL/OPERATING HIGHLIGHTS

($ millions)	2001	2000	1999
Revenues	$272.8	$224.8	$319.7
EBITDA[1]	28.0	19.5	9.9
EBITDA (as a percent of revenues)	10.3%	8.7%	3.1%
Capital expenditures	9.0	19.3	16.9
Orders	266.6	217.4	378.7
Backlog (as of year-end)	66.2	69.2	74.3

[1] Excludes nonrecurring/unusual charges.

(Note: Through September 1999, CES' results included the rotating compressor business that was sold at the end of the third quarter of 1999.)


$320
$225
$273
99 00 01
Revenues
($ millions)
$10
$20
$28
99 00 01
EBITDA
($ millions)
$379
$217
$267
99 00 01
Orders
($ millions)
$74
$69
$66
99 00 01
Backlog
(at year-end, $ millions)

Financial overview

CES' revenues totaled $272.8 million during 2001, up 21 percent from $224.8 million in 2000. EBITDA (excluding nonrecurring/unusual charges) increased nearly 44 percent to $28.0 million, compared with 2000's $19.5 million. EBITDA as a percent of revenues was 10.3 percent, compared with 8.7 percent during 2000. Orders increased to $266.6 million, up 23 percent from 2000's $217.4 million, driven by new Ajax unit orders and incremental parts and service business from acquisitions.

Key aftermarket acquisitions

CES made two strategic acquisitions of aftermarket companies during 2001. Nickles Industrial Manufacturing Corporation, based in Oklahoma, has a long history of service to the oil and gas industry, and is a premier provider of spare parts and service for customers who use both CES original equipment as well as that of other manufacturers. Kansas-based Elliott Turbocharger Group, Inc., now operating under the name Turbine Specialties, Inc. (TSI), manufactures, repairs and upgrades turbochargers for natural gas and diesel reciprocating engines, and is complementary to CES' existing turbocharger business.

These two additions provide a valuable platform for CES' expansion into servicing not only a larger share of its own installed base, but also non-CES equipment. Aftermarket parts and service now account for more than two-thirds of CES' operations.

Other aftermarket initiatives

CES' aftermarket growth strategy has proven to be compatible with customers' desires to reduce their number of vendors and align with strong partners that can provide broad capabilities and expertise. CES was successful in a number of such alliances during 2001; those efforts will continue in 2002. In addition, the Company's aftermarket presence will be enhanced by new on-line e-business capability, selective shop capacity expansion and new product introductions.

Compression products

The market continues to show strong demand for CES' compression products. With the transition to the Waller, Texas factory completed—and the challenges of starting up a new manufacturing facility addressed—CES has enhanced its ability to meet increased demand from the gas gathering markets for its high-quality products.

The Company's reciprocating compression system offerings include Superior high-speed separable compressors, Ajax integral engine-compressors and CES rotary screw compressors powered by natural gas engines and electric motor drives. This line of equipment covers system requirements ranging from 100 to 9,000 horsepower, meeting needs for gas gathering, gas-lift, gas re-injection, transmission, storage and withdrawal and gas processing applications.

2002 outlook

CES' restructuring efforts are now complete; the start-up issues related to bringing the new Waller facility have been addressed; and the integration of the Nickles and TSI businesses is well under way. As a result, it is expected that there will be a continuous improvement in margins. Given a stable international economic climate and reasonable energy prices, customers will continue to operate existing compression and power generation equipment. CES is prepared to offer an expanded range of compression solutions to current and new customers and build on its enhanced aftermarket presence. This renewed focus on markets and customers, rather than on addressing restructuring, is expected to generate improved results in 2002.

Improving Production Efficiency

Process review is the basic tool of Six Sigma quality efforts, and often reveals multiple opportunities for cost savings and efficiency improvements.

In the Ville Platte, Louisiana facility that produces piston rods for Ajax and Superior compressors, we mapped our manufacturing process and identified several basic bottlenecks that were limiting our throughput. Once those were addressed, we discovered that the final polishing and shaping of the metal components was slowing the overall process significantly. A quick analysis confirmed that the purchase of a new grinder would boost incremental productivity. The result? The new grinder has cut grinding time in half, and freed up more than 150 hours per month of operator time for use in other work centers.



Kelly Day
Black Belt
Houston, Texas


COOPER
TURBOCOMPRESSOR

Reducing Cycle Time



Performance—in the eyes of the customer—is measured by more than just how our equipment works after it's installed. It's also a function of our ability to help customers match our products to their specific requirements, as well as provide technical support and service.

Typically, customers gave us a list of specifications and design conditions, and we would generate proposals and designs from the ground up. Under a new internet-based program, we can now match the customer's specification with a design that is already in our database, adjust it to the customer's wishes, and produce a package more quickly and at lower cost. We also implemented an electronic proposal process with new user-friendly tools to help ensure that customers get exactly what they need.

Our customer responsiveness has improved; we are more effective in our handling of requests for proposals; and our overall product cycle time has been reduced.



Fred Giesler
Black Belt
Buffalo, New York



COOPER TURBOCOMPRESSOR

Cooper Turbocompressor (CTC) manufactures and supplies integrally geared centrifugal compressors to customers around the world. Centrifugal air compressors, used primarily in manufacturing processes, are sold under the trade name of Turbo Air®, with specific models including the TA-2000, TAC-2000, TA-3000 and TA-6000. CTC Engineered Compressors are for the process air and gas industries and are identified by the trade names of TA™ and MSG®.

Products – Integrally geared centrifugal compressors, compressor systems and controls. Complete aftermarket services including spare parts, technical services, repairs, overhauls and upgrades. Compression Solutions, including rental compressors, air-over-the-fence and air system audits.

Customers – Petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies. Specific focus on automotive, glass, textile, electronics, food, container, beverage, pharmaceutical and other companies that require oil-free compressed air and other gases.

STATISTICAL/OPERATING HIGHLIGHTS

($ millions)	2001	2000	1999
Revenues	$100.4	$102.4	$104.7
EBITDA[1]	12.6	24.2	22.8
EBITDA (as a percent of revenues)	12.6%	23.6%	21.8%
Capital expenditures	4.0	2.6	4.1
Orders	94.7	108.7	95.1
Backlog (as of year-end)	36.4	44.2	38.9

[1] Excludes nonrecurring/unusual charges.


$105
$102
$100
99 00 01
Revenues
($ millions)
$23
$24
$13
99 00 01
EBITDA
($ millions)
$95
$109
$95
99 00 01
Orders
($ millions)
$39
$44
$36
99 00 01
Backlog
(at year-end, $ millions)

Financial overview

CTC's revenues totaled $100.4 million in 2001, down slightly from 2000's $102.4 million. EBITDA (excluding nonrecurring/unusual charges) was $12.6 million, down approximately 48 percent from year-ago levels of $24.2 million. EBITDA as a percent of revenues was also lower at 12.6 percent, compared to 23.6 percent in 2000. Orders were $94.7 million, down nearly 13 percent from 2000's $108.7 million, as uncertainty in the global economy caused customers to continue to defer activity.

New initiatives and product offerings

Over the last several years, CTC has responded to customer needs with new products that should contribute to future growth and market penetration. In the plant air arena, for example, both the TA-6000 and TAC-2000 represent enhanced versions of proven designs. In fact, the TAC-2000, the first air-cooled, packaged centrifugal compressor on the market, won 2001's Silver Award for Product of the Year from *Plant Engineering* magazine.

During 2001, the Turbo Dry Pak® system, which supplies high quality dry air at minimum energy levels, was introduced, as was the Vantage® Controller and Vantage Solution program, the latter developed in concert with Bay Controls, Inc. These new products combine state-of-the-art technology and energy savings. The Vantage Controller, for instance, optimizes compressor performance through remote monitoring, energy trend analysis, and on-line air system networking.

The Renaissance program, which addresses the redesign of CTC's MSG® compressor product line, is a keystone in CTC's efforts to respond to customer needs. Launched in 2000, Renaissance is using customer feedback, new technology, the latest aerodynamics and standardization to develop a new Engineered Compressor product line. This update of the MSG product will make it one of the most cost-effective, high-performance compressor products in its application range, able to compress a wide range of process gases. The first compressor frame under this program, the TA-11000, has already been introduced. The second, the TA-20000, will be introduced in 2002.

In addition, several new Engineered Compressor applications have been completed, including fuel gas boosters for the power generation market and critical service compressors for the natural gas processing market.

In another unique initiative, customers can now use the internet in their compressor selection process, including accessing quotations—a high-speed alternative to past practice. Future internet applications will include engineering documentation, product training and a powerful e-commerce system.

Finally, CTC's global capabilities were expanded through several targeted additions, including a Latin American regional office in Sao Paulo, Brazil; three key distributors in Eastern Europe; and a second office in China, strengthening its presence in the Far East. Additional European business partners are being identified to assist in packaging CTC's products for that important market.

Expanded aftermarket, global emphasis

A combination of traditional and new aftermarket efforts are being employed. Telemarketing—regular contact with new and current customers—continues to be an effective tool. Remote monitoring has been added to CTC's control system capabilities. The new Vantage Controller is available as an upgrade kit for both CTC and competitor compressors. Efficiency upgrades are now offered to help customers minimize energy costs. Extended warranties and service contracts give customers the assurance of reliable performance.

CTC also introduced a rental fleet during 2001, consisting of air-cooled, trailer-mounted TAC-2000 compressors, offering the highest efficiency and reliability in the served market.

2002 outlook

CTC's new products and greater aftermarket emphasis have enhanced the Company's visibility in the world market, and should lead to increased market penetration. Overall performance during 2002 will depend on the pace at which customers resume the plans and projects that were delayed during 2001. While an improved cost structure and a focus on providing customers with the best possible compressor solutions provide opportunity for improved performance, the global economy remains the most important factor in determining CTC's operating and financial recovery.

Simplifying Processes

Fabricating the air piping for Cooper Turbocompressor engineered compressors is one of our more labor-intensive assembly activities, and involves numerous tasks to ensure that pipes will fit together properly. One of the biggest delays in this process was the cutting, grooving and facing of each section of pipe. The assembly departments would cut pipes to prescribed lengths, send them to the machine shop for facing, beveling and grooving, then retrieve the finished pipes and complete the assembly. A new process was introduced, eliminating the need to send the pipes to the machine shop. Under the simplified process, the assembler is able to cut, face, bevel and groove the pipe without it ever leaving his area. This eliminates queue times, reduces material handling and gives the people who perform the work the ability to monitor and control the process without relying on other manufacturing departments.



George May
Black Belt
Buffalo, New York


COOPER
CAMERON

FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF COOPER CAMERON CORPORATION

The following discussion of Cooper Cameron Corporation's (the Company) historical results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding.

Overview

The Company's operations are organized into four business segments — Cameron, Cooper Cameron Valves (CCV), Cooper Energy Services (CES) and Cooper Turbocompressor (CTC). Cameron is one of the world's leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Cameron's products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling and production risers and aftermarket parts and services. CCV is a leading provider of valves and related systems primarily used to control pressure and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV's products include ball valves, gate valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, actuators, chokes and aftermarket parts and service. CES is a leading provider of reciprocating compression equipment and related aftermarket parts and services for the energy industry. CTC manufactures and supplies integrally geared centrifugal compressors and related aftermarket products and services to manufacturing companies and chemical process industries worldwide.

In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company's Management's Discussion and Analysis and elsewhere in this report, includes forward-looking statements regarding the future revenues and earnings of the Company, future savings from nonrecurring actions taken to date, as well as expectations regarding cash flows and future levels of capital spending made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from those described in forward-looking statements. These statements are based on current expectations of the Company's performance and are subject to a variety of factors, not under the control of the Company, which can affect the Company's results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company's products; the size and timing of orders; changes in the price of and demand for oil and gas in both domestic and international markets; political and social issues affecting the countries in which the Company does business; fluctuations in currency and financial markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices directly affect customers' spending levels and their related purchases of the Company's products and services. Changes in oil and gas price expectations may also lead to changes in the Company's cost structure, staffing or spending levels. See additional factors discussed in "Factors That May Affect Financial Condition and Future Results" contained herein.

Because the information herein is based solely on data currently available, it is subject to change as a result of changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the Company is not obligated to make public indication of such changes unless required under applicable disclosure rules and regulations.

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to warranty obligations, bad debts, inventories, intangible assets, income taxes, pensions and other postretirement benefits, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical Accounting Policies

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company generally recognizes revenue in accordance with invoice or contractual terms at the time of shipment or the performance of services.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments based upon several factors including, but not limited to, historical experience and the current and projected financial condition of each specific customer. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.

The Company's inventories are carried at cost or, if lower, net realizable value. Inventories located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. If future conditions indicate that the Company's current estimate of realizable value is lower, additional provisions would be required.

The Company provides for the estimated cost of product warranties at the time of sale, or in most cases, when specific warranty problems are encountered. Should actual product failure rates or repair costs differ from the Company's current estimates, revisions to the estimated warranty liability would be required.

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Through December 31, 2001, the Company reviewed the carrying value of intangible assets, including goodwill, at least annually or whenever there were indications that the intangible might be impaired. In assessing the recoverability of these intangible assets and goodwill, the Company made assumptions regarding estimated future cash flows and other factors to determine the estimated fair value of the respective assets. Effective January 1, 2002, the Company will adopt Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142) which requires that the Company estimate the fair market value of each of its businesses annually and compare such amount to their respective book value to determine if an impairment of intangibles is required.

The Company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (FAS 87) which requires that amounts recognized in the financial statements be determined on an actuarial basis. A substantial portion of the Company's pension amounts relate to its defined benefit plan in the United States. We have not made contributions to the U.S. pension plan since 1997 because the funded status of the plan would preclude a tax deduction. The Company does not anticipate making a contribution to the U.S. plan during 2002 for this reason.

A significant element in determining the Company's pension income or expense in accordance with FAS 87 is the expected return on plan assets. The Company has assumed that the expected long-term rate of return on plan assets will be 9.25%. Over the long-term, the Company's pension plan assets have earned in excess of 9.25%; therefore, the Company believes that its assumption of future returns of 9.25% is reasonable. The assumed long-term rate of return on assets is applied to a calculated value of plan assets which results in an estimated return on plan assets that is included in current year pension income or expense. The difference between this expected return and the actual return on plan assets is deferred and amortized against future pension income or expense. Due to the weakness in the overall equity markets during 2000 and 2001, the plan assets have earned a rate of return substantially less than 9.25% over the last two years. As a result, future pension income will decline significantly from the level recognized in the last three years.

Financial Summary

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	Year Ended December 31,		
	2001	2000	1999
Revenues	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization)	69.1	70.3	73.0
Depreciation and amortization	5.3	5.4	5.7
Selling and administrative expenses	14.8	14.2	13.9
Interest, net	0.4	1.3	1.9
Nonrecurring/unusual charges	1.3	5.6	0.7
Total costs and expenses	90.9	96.8	95.2
Income before income taxes	9.1	3.2	4.8
Income tax provision	(2.8)	(1.2)	(1.9)
Net income	6.3%	2.0%	2.9%

2001 Compared to 2000

The Company had net income of $98.3 million, or $1.75 per share, for the twelve months ended December 31, 2001 compared with $27.7 million, or $0.50 per share in 2000. The results for 2001 and 2000 included after-tax charges of $13.9 million ($20.2 million pre-tax), or $0.24 per share, and $56.6 million ($77.4 million pre-tax), or $1.03 per share, respectively, for the cost of exiting a product line and other cost rationalization programs. See Note 2 of the Notes to Consolidated Financial Statements for a discussion of these charges. Excluding these items, the Company earned $1.99 per share in 2001 as compared to $1.53 per share in 2000, an increase of 30.1%

Revenues

Revenues for 2001 totaled $1.564 billion, an increase of 12.8% from 2000 revenues of $1.387 billion. Strong market conditions in the energy industry during the first half of 2001 resulted in revenue increases in the Cameron, CCV and CES divisions while the overall weakness in the worldwide industrial manufacturing environment during 2001 resulted in a decline in revenues at CTC.

Cameron's revenues for 2001 totaled $898.3 million, an increase of 7.2% from 2000 revenues of $838.3 million. Revenue increases in both surface and aftermarket products more than offset a fairly significant decline in drilling and a smaller decline in subsea products. The increase in revenue for the surface and aftermarket products was primarily due to strong drilling and development activities in the energy industry during the first half of 2001. Drilling revenues declined in 2001 as results in 2000 included deliveries of several large projects which were not replaced in 2001. Subsea revenues declined slightly in 2001 due to deliveries related to an offshore project in the Philippines in 2000 which did not reoccur in 2001.

CCV's revenues for 2001 totaled $292.3 million, an increase of 32.2% from 2000 revenues of $221.1 million. Revenue increased in all product lines as strong conditions in the energy industry during the first half of 2001 drove overall demand increases for the year.

CES's revenues for 2001 totaled $272.8 million, an increase of 21.3% from 2000 revenues of $224.8 million. Increases in Ajax units, Superior compressors and aftermarket parts and services more than offset a decline in the Superior engine line (which was discontinued in early 2001). The increase in aftermarket parts and service was attributable to both CES's traditional business as well as two aftermarket suppliers acquired in 2001.

CTC's revenues for 2001 totaled $100.4 million, a decrease of 2.0% from 2000 revenues of $102.4 million. The decline in CTC's revenues was attributable to the weakness in the worldwide industrial manufacturing environment during 2001.

Cost and Expenses

Gross margin (exclusive of depreciation and amortization) for 2001 was $482.6 million, an increase of 17.2% from 2000 gross margin of $411.9 million. Gross margin as a percentage of revenue for 2001 was 30.9% as compared to 29.7% for 2000. The increase in gross margin percentage is attributable to increases at Cameron and CES partially offset by declines at CCV and CTC.

Cameron's gross margin percentage for 2001 was 31.6% as compared to 29.1% for 2000. The increase in the gross margin percentage occurred across all product lines due to, among other things, improved pricing in the domestic surface, aftermarket and drilling businesses. The drilling business also benefited from reduced warranty costs in 2001 as compared to 2000.

CCV's gross margin percentage for 2001 was 31.1% as compared to 32.2% for 2000. The decline in the gross margin percentage was attributable to a shift in the mix of products sold during 2001 towards lower margin product lines.

CES's gross margin percentage for 2001 was 29.6% as compared to 27.0% for 2000. The increase in the gross margin percentage was due primarily to the elimination of costs and lower margin product lines (i.e., the Superior engine line) as a result of the rationalization of CES's manufacturing activities which occurred during 2000 and early 2001.

CTC's gross margin percentage for 2001 was 27.0% as compared to 35.8% for 2000. The decline in gross margin percentage was primarily attributable to lower pricing on new units due to the overall weakness in the worldwide industrial manufacturing environment during 2001.

Depreciation and amortization expense for 2001 was $83.1 million, an increase of 10.3% from 2000 depreciation and amortization of $75.3 million. The increase in depreciation and amortization expense was attributable to: accelerated amortization of existing software systems that will be replaced by new business systems software, the implementation of which is expected to begin in late 2002; accelerated depreciation expense associated with facilities to be closed during 2002; additional amortization expense associated with certain intangible assets; and higher capital expenditures. These increases were offset by reduced depreciation associated with the write-off of long-term assets at CES in connection with the decision to discontinue the Superior brand natural gas engine line and close its Springfield, Ohio manufacturing facility.

Selling and administrative expenses for 2001 were $231.1 million, an increase of 17.1% from 2000 selling and administrative expenses of $197.4 million. As a percentage of revenues, selling and administrative expenses for 2001 were 14.8% as compared to 14.2% for 2000. The increase in selling and administrative expenses as a rate of sales results primarily from increased investment associated with the Company's expansion into the subsea markets, decreased sales leverage at CTC due to the soft industrial manufacturing environment encountered in 2001 and increased postretirement benefit plan costs associated with lower returns on pension assets and decreased amortization of actuarial gains.

As a result of the factors discussed above, operating income (defined as income before nonrecurring/unusual charges, interest and taxes) for 2001 was $168.4 million, an increase of $29.2 million from 2000 operating income of $139.2 million. Cameron's operating income increased from $103.0 million to $123.9 million, CCV's operating income increased from $25.7 million to $38.3 million, CES's operating income increased from $8.8 million to $16.2 million and CTC's operating income decreased from $17.5 million to $6.0 million.

Net interest expense declined from $18.0 million in 2000 to $5.6 million in 2001. This decline was attributable to the replacement of higher-cost borrowings with the issuance of $450.0 million of convertible securities which bear low rates of interest. Additionally, the issuance of the convertible securities in 2001 generated excess cash which was invested in income-bearing securities.

The effective tax rate for 2001 was 31.0% compared to 36.8% for 2000. The 2000 rate reflected a full-year rate on operational earnings, including nonrecurring/unusual charges, of 30.5%, and the absence of a tax deduction on $9.1 million of translation component write-offs included in pre-tax earnings that were not deductible for tax purposes.

2000 Compared to 1999

The Company had net income of $27.7 million, or $.50 per share, for the twelve months ended December 31, 2000 compared with $43.0 million, or $.78 per share in 1999. The results for 2000 included after-tax charges of $56.6 million ($77.4 million pre-tax), or $1.03 per share, for the cost of exiting a product line and other cost rationalization programs in all four segments. Of these charges, approximately 52% either have required, or will ultimately require, the use of cash, while the remaining 48% reflected write-offs and write-downs of intangible and tangible assets. Further information regarding the types of costs, a breakdown by segment and a breakdown by major project is set forth in Note 2 of the Notes to Consolidated Financial Statements. Excluding these items, the Company earned $1.53 per share in 2000 compared to $1.00 per share in 1999, an increase of 53%.

Revenues

Revenues for 2000 totaled $1.387 billion, a decline of 6.0% from 1999 revenue of $1.475 billion. Excluding 1999 revenues of $93.1 million attributable to the CES rotating compressor business that was sold on September 30, 1999, revenues year-to-year were essentially unchanged, with an increase in Cameron offsetting decreases in the other three segments.

Cameron's revenues for 2000 totaled $838.3 million, an increase of 2.6% from 1999 revenues of $817.1 million. Revenue increases in both subsea and aftermarket products more than offset a fairly significant decline in drilling and a smaller decline in surface products. Subsea products benefited from deliveries related to a large offshore project in the Philippines, as well as several projects in Equatorial Guinea. Drilling revenues declined during 2000 as compared to 1999 since 2000 did not include the same level of large drilling projects, including control systems, that were completed in 1999. The small decline in year-over-year revenues from surface products was more a matter of individual markets than an overall trend, with improvements in the Western Hemisphere offset by declines in Europe and, to a lesser degree, Asia Pacific. Overall, aftermarket products fared best with a 17% improvement in revenues. This result reflected improvements in nearly all geographic areas as customers were repairing and upgrading oilfield equipment in response to higher oil and gas prices.

CCV's revenues for 2000 totaled $221.1 million, a decline of 5.3% from 1999 revenues of $233.6 million. Increases in distributor products and aftermarket revenues were more than offset by declines in pipeline valve sales and in Orbit valves, which are sold primarily in industrial applications. Although order activity improved in 2000 compared to 1999, the overall decline in revenues was primarily the result of a higher backlog level, particularly in pipeline valves, at the beginning of 1999 compared to the beginning of 2000. Backlog at the beginning of 2001 was more than 30% higher than at the beginning of 2000, but still more than 20% below the beginning of 1999.

Revenues for CES, excluding the revenues related to the rotating compressor business as noted above, were essentially flat, declining by less than 1%. Excluding revenues related to the now-discontinued new unit Superior engine business, which declined by approximately $6.0 million year over year, CES's revenues actually increased by nearly 2%. Declines in the Superior separable compressor line, which were negatively affected by the problems in the Superior engine business, as well as start-up issues at a new manufacturing facility near Houston, Texas, where these compressors are now being manufactured, were more than offset by a 12% improvement in CES aftermarket revenues.

CTC revenues for 2000 totaled $102.4 million, a decline of 2.2% from 1999 revenues of $104.7 million. This decline was entirely attributable to a nearly 35% decline in revenues from CTC's highly engineered process air machines, which are utilized by air separation companies throughout the world. Revenue growth in plant air machines, as well as improvements in both aftermarket parts and repairs, were nearly sufficient to offset this decline.

Cost and Expenses

Gross margin (exclusive of depreciation and amortization) for 2000 was $411.9 million, an increase of 3.3% from 1999 gross margin of $398.8 million. Gross margin as a percentage of revenue for 2000 was 29.7% as compared to 27.0% for 1999. The increase in gross margin percentage was attributable to increases at CCV, CES and CTC, with the gross margin percentage being relatively flat at Cameron.

Cameron's gross margin percentage for 2000 was 29.1% as compared to 29.4% for 1999. The decline in gross margin percentage was attributable to start-up problems with a new drilling controls system, as well as pricing pressure in both the Asia Pacific and Eastern Hemisphere regions partially offset by savings generated by restructuring programs.

CCV's gross margin percentage for 2000 was 32.2% as compared to 28.3% for 1999. The increase in gross margin resulted from earlier restructuring efforts, along with a revenue shift from pipeline to distributor products (which normally carry higher margins) and a growth in aftermarket revenues, partially offset by a decline in Orbit.

CES's gross margin percentage for 2000 was 27.0% as compared to 18.4% for 1999. The increase in gross margin percentage was almost entirely as a result of the disposition of the rotating compressor business. Particularly in 1999, this business had a very low gross margin percentage and, after period costs, including an allocation of general overhead expenses, actually operated at a loss.

CTC's gross margin percentage for 2000 was 35.8% as compared to 32.6% for 1999. The increase in gross margin percentage reflected productivity improvements as well as a focus on controlling the fixed-cost components of cost of sales. Machine tool upgrades, as well as a single manufacturing plant environment that permits closer management control, facilitated the improvement.

Depreciation and amortization expense for 2000 was $75.3 million, a decrease of 10.0% from 1999 depreciation and amortization of $83.7 million. Virtually all of this decline occurred at CES, where fixed assets sold in connection with the sale of the rotating compressor business, as well as those eliminated in various restructurings, more than offset any incremental increase resulting from new capital expenditures. In the other segments, year-to-year expense was essentially flat as depreciation on new additions offset the effect of assets that became fully depreciated.

Selling and administrative expenses for 2000 were $197.4 million, a decrease of 4.1% from 1999 selling and administrative expenses of $205.7 million. As a percentage of revenues, selling and administrative expenses were 14.2% in 2000 as compared to 13.9% in 1999. From a segment perspective, CES had the largest decline at $7.6 million, or 15.6%, for the same reasons discussed above in connection with depreciation and amortization expense. Cameron also had lower costs ($5.6 million or 5.5%), reflecting the benefits of restructuring efforts and additional pension income from higher returns on pension assets, while CCV, CTC and Corporate all had small increases primarily related to sales and marketing initiatives.

Reflecting the various factors discussed above, operating income (defined as earnings before the 1999 gain on sale, nonrecurring/unusual charges, interest and taxes) for 2000 was $139.2 million, an increase of $29.9 million from 1999 operating income of $109.3. Cameron's operating income increased from $94.9 million to $103.0 million, CCV's operating income increased from $20.4 million to $25.7 million, CES's operating income increased from a loss of $8.5 million to income of $8.8 million and CTC's operating income increased from $16.2 million to $17.5 million.

Interest expense declined from $27.8 million in 1999 to $18.0 million in 2000. This decline was almost entirely attributable to approximately $200 million of cash received on September 30, 1999 in connection with the sale of the CES rotating compressor business.

The tax rate for 2000 was 36.8%, reflecting the combination of a full-year rate on operational earnings, including nonrecurring/unusual charges, of 30.5% and the absence of a tax deduction on $9.1 million of translation component write-offs included in pre-tax earnings that were not deductible for tax purposes. The 30.5% compares with 32.9% in 1999 and is lower primarily because the proportion of foreign income in certain lower tax rate locations such as Singapore and Ireland was higher in 2000 than in 1999.

Recent Pronouncements

In June 2001, the Financial Accounting Standards Board issued FAS 142. Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. The amortization provisions of FAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt FAS 142 effective January 1, 2002. Application of the non-amortization provisions of FAS 142 for goodwill is expected to result in an increase in operating income of approximately $11.0 million in 2002. At December 31, 2001, the Company had goodwill of approximately $454.7 million. Pursuant to FAS 142, the Company will test its goodwill for impairment upon adoption and, if impairment is indicated, record such impairment as a cumulative effect of accounting change. The Company is currently evaluating the effect that the adoption may have on its consolidated results of operation and financial position.

Outlook for 2002

Due to declines in North American exploration and development activity, the Company currently expects its 2002 earnings per share to total approximately $1.75 to $1.85, with the first quarter earnings expected to total approximately $0.30 to $0.35 per share. Earnings in the remaining quarters of 2002 are expected to show sequential increases, with 55 to 65 percent of the year's earnings generated in the second half. The pace and magnitude of the improvement is expected to be determined primarily by the activity levels in North American natural gas markets.

Liquidity and Capital Resources

The Company's combined cash and short-term investment balances increased to $213.7 million at December 31, 2001 from $16.6 million at December 31, 2000 due primarily to the issuance of $450.0 million of convertible securities and increased cash flow from operations, partially offset by repayment of previously outstanding indebtedness, capital expenditures and acquisition costs. During 2001, the Company's operating activities generated $124.9 million of cash as compared to $20.2 million in 2000. Cash flow from operations in 2001 was comprised primarily of net income of $98.3 million adjusted for non-cash charges of $110.5 million offset by $83.9 million of working capital increases. The most significant increases in working capital were in inventory and receivables, resulting from increased activity levels at the Company during 2001.

During 2001, the Company's investing activities consumed $271.6 million of cash as compared to $42.7 million in 2000. Capital expenditures in 2001 of $125.0 million increased significantly from expenditures in 2000 of $66.6 million as the Company's 2001 expenditures included approximately $36.0 million for the construction of a new headquarters for the Cameron division and approximately $20.0 million for the Company's enterprise-wide software system, which is expected to be implemented beginning in late 2002. Cash spent on acquisitions totalled $51.8 million for 2001 and consisted primarily of two aftermarket parts and service suppliers in the CES division and a supplier of motion compensation solutions in the Cameron division. The investment in marketable securities of $99.9 million in 2001 primarily represents the investment of the excess proceeds from the convertible securities offering.

During 2001, the Company's financing activities generated $243.8 million of cash as compared to $37.6 million in 2000. The issuance of the convertible securities, as more fully described below, generated gross proceeds of $450.0 million. These proceeds were used to repay amounts outstanding under the Company's revolving credit facility and other borrowings of $179.1 million and for other purposes, including share repurchases of $25.1 million.

On May 16, 2001, the Company issued two series of convertible debentures with aggregate gross proceeds to the Company of $450.0 million. The Zero-Coupon Convertible Debentures have an aggregate principal amount at maturity of approximately $320.8 million. The debentures were priced at $779.41 per debenture, which represents a yield-to-maturity of approximately 1.25%. The Company has the right to redeem the Zero-Coupon Convertible Debentures anytime after three years at the issue price plus the accrued original issue discount, and the debenture holders have the right to require the Company to repurchase the debentures on the third, eighth and thirteenth anniversaries of the issue. The Zero-Coupon Convertible Debentures are convertible into the Company's common stock at a rate of 8.1961 shares per debenture, representing an initial conversion price of $95.095 per share.

The 1.75% Convertible Debentures, with an aggregate principal amount of $200.0 million, pay semi-annual interest on May 15 and November 15. The Company has the right to redeem the 1.75% Convertible Debentures anytime after five years at the principal amount plus accrued and unpaid interest, and the debenture holders have the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.75% Convertible Debentures are convertible into the Company's common stock at a rate of 10.5158 shares per debenture, or $95.095 per share.

In addition to the Company's cash and short-term investment balances, the Company's existing revolving credit agreement continues to be available through March 2002 for future borrowing needs, if required. The Company expects to replace this existing facility with a similar facility prior to its expiration Given its strong liquidity position, the Company reduced its availability under the existing revolving credit agreement to $150.0 million during January 2002. As of December 31, 2001, the Company had $5.2 million outstanding under this agreement. The Company expects to fund capital expenditures, estimated to be approximately $90.0 million in 2002, as well as general liquidity needs from its cash and short-term investment balances, internally generated funds and financing arrangements.

During the fourth quarter of 2001, the Company entered into a forward purchase agreement with a counterparty for the purchase of 286,000 shares of its common stock, at an average price of $34.24 per share. In accordance with EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, this forward purchase agreement has not been included as a liability in the Company's December 31, 2001 Consolidated Balance Sheet because this agreement can be settled at the Company's option through physical or net-share settlement at any time within the next two years. The Company is required to settle this agreement if the Company's stock falls below $16.50 per share.

The following summarizes the Company's significant cash contractual obligations for the next three years as of December 31, 2001.

	Total	Less than One Year	One–Three Years
Significant contractual obligations:			
Debt [1]	$ 8,275	$ 5,851	$ 2,424
Capital lease obligations	9,227	4,757	4,470
Non-cancelable operating lease obligations	16,469	6,456	10,013
Total significant contractual cash obligations during next three years	$ 33,971	$ 17,064	$ 16,907

[1] The holders of the Zero-Coupon Debentures have the right to require the Company to repurchase the debentures on the third, eighth and thirteenth anniversaries of the issue. Such amounts have not been included in the one–three year category above.

As of December 31, 2001, the Company has $73.1 million of letters of credit and bank guarantees outstanding to secure its contractual obligations under various agreements with its customers or other parties.

Factors That May Affect Financial Condition and Future Results

Continued weakness in North American exploration and development activity could adversely impact the Company's revenues and growth rate. During the year ended December 31, 2001, the North American rig count and natural gas market weakened significantly. Since a large part of the Company's revenues are dependent on our customers willingness and ability to spend capital on the exploration, development and ongoing production of crude oil and natural gas reserves, these weaknesses could reduce the Company's forecasted revenues and earnings.

The Company continues to expand into the deepwater subsea systems market. This market potentially subjects the Company to greater risk than has historically been present in its surface market.

Erosion of the financial condition of customers could adversely affect the Company's business from both a receivable exposure perspective as well as future revenue realization. In both the CES and CCV divisions, a significant portion of revenues for 2001 were derived from a small number of customers. To the extent these customers encounter financial difficulty and/or curtail their expenditures with the Company, the Company's revenues and earnings could be negatively affected.

The risks of doing business in developing countries and economically volatile areas could adversely affect the Company's operations and earnings. The Company's manufacturing operations in developing countries, such as Argentina and Brazil, and the expansion of sales into economically volatile areas such as Africa, Asia-Pacific, Latin America and other emerging markets, subject the Company to a number of economic and other risks. Additionally, the Company procures a large portion of its raw material and components from a relatively small number of foreign sources. To the extent such sources are disrupted, the ability of the Company to meet the delivery requirements of its customers could be adversely impacted. Any disruption could also negatively impact the costs of raw materials and components procured from these sources.

As a result of the excess proceeds generated from the issuance of the convertible securities, the Company had approximately $102.1 million of short-term investments at December 31, 2001. These investments are comprised of debt and publicly traded equity securities. Changes in the financial markets, including interest rates, as well as the performance of the issuing companies can affect the market value of the Company's short-term investments.

The Company is in the process of implementing a new enterprise-wide software system. Although the Company believes it has developed an implementation plan which will allow for a successful transition to the new system, any disruption in this plan could negatively affect the Company's ability to develop, procure, manufacture and/or deliver its products as well as disrupt the Company's financial reporting system.

Environmental Remediation

The cost of environmental remediation and compliance has not been a material expense for the Company during any of the periods presented. The Company has been identified as a potentially responsible party with respect to five sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or similar state laws. The Company's involvement at four of the sites is at a de minimis level. The fifth site is Osborne, Pennsylvania (a landfill into which the CES operation in Grove City, Pennsylvania disposed waste), where remediation is complete and remaining costs (less than $1 million) relate to ongoing ground water treatment and monitoring. The Company believes, based on its review and other factors, that the estimated costs related to these sites will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, no assurance can be given that the actual cost will not exceed the estimates of the cleanup costs, once determined. Additionally, the Company has discontinued operations at a number of sites which had previously been in existence for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations.

Market Risk Information

A large portion of the Company's operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, West Africa, the Middle East, Latin America and the Pacific Rim. As a result, the Company's financial performance may be affected by changes in foreign currency exchange rates or weak economic conditions in these markets. Overall, the Company generally is a net receiver of Pounds Sterling and Canadian dollars and, therefore, benefits from a weaker U.S. dollar with respect to these currencies. Typically, the Company is a net payer of euros (including related legacy currencies) and Norwegian krone as well as other currencies such as the Singapore dollar and the Brazilian real. A weaker U.S. dollar with respect to these currencies may have an adverse effect on the Company. For each of the last three years, the Company's gain or loss from foreign currency-denominated transactions has not been material.

In order to mitigate the effect of exchange rate changes, the Company will often structure sales contracts to provide for collections from customers in U.S. dollars. In certain specific instances, the Company may enter into forward foreign currency exchange contracts to hedge specific, large, non-U.S. dollar anticipated receipts or large anticipated receipts in currencies for which the Company does not traditionally have fully offsetting local currency expenditures. As of December 31, 2001, there were no outstanding forward foreign currency exchange contracts.

Changes in interest rates affect interest income earned on the Company's cash equivalents and short-term investments and interest expense on short-term borrowings. Based upon the Company's short-term investments outstanding at December 31, 2001, the Company estimates that a 1% change in the market interest rate would have a $1.0 million impact on the value of these investments. As of December 31, 2001, the Company had $5.2 million of Canadian dollar-denominated short-term borrowings under its credit agreement that carried an interest rate of 2.46% as of that date.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Cooper Cameron Corporation

We have audited the accompanying consolidated balance sheets of Cooper Cameron Corporation as of December 31, 2001 and 2000 and the related statements of consolidated results of operations, consolidated changes in stockholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Cameron Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Houston, Texas
January 29, 2002

CONSOLIDATED RESULTS OF OPERATIONS

(dollars in thousands, except per share data)

	Year Ended December 31,		
	2001	2000	1999
Revenues	$ 1,563,678	$ 1,386,709	$ 1,475,061
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization)	1,081,078	974,797	1,076,276
Depreciation and amortization	83,095	75,321	83,716
Selling and administrative expenses	231,144	197,381	205,734
Interest, net	5,620	18,038	27,834
Nonrecurring/unusual charges	20,159	77,399	10,585
Total costs and expenses	1,421,096	1,342,936	1,404,145
Income before income taxes	142,582	43,773	70,916
Income tax provision	(44,237)	(16,113)	(27,914)
Net income	$ 98,345	$ 27,660	$ 43,002
Earnings per share:			
Basic	$ 1.82	$ .52	$ .81
Diluted	$ 1.75	$ .50	$ .78

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except shares and per share data)

	December 31,	
	2001	2000
Assets		
Cash and cash equivalents	$ 111,640	$ 16,566
Short-term investments	102,071	—
Receivables, net	306,205	268,768
Inventories, net	423,819	372,740
Other	21,251	29,912
Total current assets	964,986	687,986
Plant and equipment, at cost less accumulated depreciation	460,100	403,220
Intangibles, less accumulated amortization	293,912	261,600
Other assets	156,054	141,067
Total assets	$ 1,875,052	$ 1,493,873
Liabilities and stockholders' equity		
Short-term debt	$ 10,487	$ 4,212
Accounts payable and accrued liabilities	349,236	325,004
Accrued income taxes	18,048	16,815
Total current liabilities	377,771	346,031
Long-term debt	459,142	188,060
Postretirement benefits other than pensions	47,759	48,573
Deferred income taxes	41,665	38,453
Other long-term liabilities	25,434	30,477
Total liabilities	951,771	651,594
Stockholders' equity:		
Common stock, par value $.01 per share, 150,000,000 shares authorized, 54,566,054 shares issued (54,011,929 at December 31, 2000)	546	540
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Capital in excess of par value	951,441	929,511
Accumulated other elements of comprehensive income	(53,050)	(37,105)
Retained earnings (deficit)	47,678	(50,667)
Less: Treasury stock at cost, 571,320 shares	(23,334)	—
Total stockholders' equity	923,281	842,279
Total liabilities and stockholders' equity	$ 1,875,052	$ 1,493,873

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CASH FLOWS

(dollars in thousands)

	Year Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 98,345	$ 27,660	$ 43,002
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	63,073	59,797	64,395
Amortization	20,022	15,524	19,321
Deferred income taxes and other	27,446	739	(10,688)
Changes in assets and liabilities, net of translation and effects of acquisitions, dispositions and non-cash items:			
Receivables	(36,511)	(11,562)	40,319
Inventories	(40,277)	17,009	72,402
Accounts payable and accrued liabilities	23,342	(50,394)	(20,872)
Other assets and liabilities, net	(30,518)	(38,587)	(42,169)
Change in assets and liabilities	(83,964)	(83,534)	49,680
Exclude nonoperating gain from sale of rotating business, net of tax	—	—	(25,788)
Net cash provided by operating activities	124,922	20,186	139,922
Cash flows from investing activities:			
Capital expenditures	(125,004)	(66,599)	(64,909)
Proceeds from sale of rotating business	—	—	203,160
Other (acquisitions) dispositions, net	(51,778)	8,171	(7,540)
Investments in marketable securities	(99,932)	—	—
Other	5,106	15,703	9,256
Net cash provided by (used for) investing activities	(271,608)	(42,725)	139,967
Cash flows from financing activities:			
Loan repayments, net	(179,080)	(17,830)	(196,232)
Debentures issued	450,000	—	—
Debenture issuance costs	(8,364)	—	—
Purchase of treasury stock	(25,082)	—	(92,332)
Activity under stock option plans and other	6,316	55,446	(4,802)
Net cash provided by (used for) financing activities	243,790	37,616	(293,366)
Effect of translation on cash	(2,030)	(6,726)	396
Increase (decrease) in cash and cash equivalents	95,074	8,351	(13,081)
Cash and cash equivalents, beginning of year	16,566	8,215	21,296
Cash and cash equivalents, end of year	$ 111,640	$ 16,566	$ 8,215

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands)

	Common stock	Capital in excess of par value	Accumulated other elements of comprehensive income	Retained earnings (deficit)	Treasury stock	Total
Balance – December 31, 1998	$533	$883,626	$ 17,455	$ (121,329)	$ —	$ 780,285
Net income				43,002		43,002
Foreign currency translation			(29,479)			(29,479)
Minimum pension liability, net of $63 in taxes			(15)			(15)
Comprehensive income						13,508
Purchase of treasury stock		1,267			(98,378)	(97,111)
Common stock issued under stock option and other employee benefit plans	7	9,392			2,304	11,703
Tax benefit of employee stock benefit plan transactions		5,693				5,693
Balance – December 31, 1999	540	899,978	(12,039)	(78,327)	(96,074)	714,078
Net income				27,660		27,660
Foreign currency translation			(25,313)			(25,313)
Change in fair value of marketable securities			247			247
Comprehensive income						2,594
Common stock issued under stock option and other employee benefit plans		(30,091)			96,074	65,983
Tax benefit of employee stock benefit plan transactions		59,624				59,624
Balance – December 31, 2000	540	929,511	(37,105)	(50,667)	—	842,279
Net income				98,345		98,345
Foreign currency translation			(15,681)			(15,681)
Minimum pension liability, net of $35 in taxes			57			57
Change in fair value of marketable securities			(321)			(321)
Comprehensive income						82,400
Purchase of treasury stock					(25,082)	(25,082)
Common stock issued under stock option and other employee benefit plans	6	14,828			1,748	16,582
Tax benefit of employee stock benefit plan transactions		7,129				7,129
Costs related to forward stock purchase agreement		(27)				(27)
Balance – December 31, 2001	$546	$951,441	$ (53,050)	$ 47,678	$ (23,334)	$ 923,281

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Major Accounting Policies

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments of 50% or less in affiliated companies are accounted for using the equity method. The Company's operations are organized into four separate business segments or divisions. The four segments are Cameron, Cooper Cameron Valves (CCV), Cooper Energy Services (CES) and Cooper Turbocompressor (CTC). Additional information regarding each segment may be found in Note 13 of the Notes to Consolidated Financial Statements.

Estimates in Financial Statements — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition — Revenue is generally recognized in accordance with invoice or contractual terms at the time of shipment or the performance of services except in the case of certain larger, long lead time orders at Cooper Energy Services which, prior to the sale of the rotating business in September 1999, were accounted for using the percentage of completion method. Under this method, revenue was recognized as work progressed in the ratio that costs incurred bore to estimated total costs. The aggregate of costs incurred reduced net inventories while the revenue recognized was shown as a receivable.

Short-term Investments — Investments in available for sale marketable debt and equity securities are carried at market value, based on quoted market prices. Differences between cost and market value are reflected as a component of accumulated other elements of comprehensive income until such time as those differences are realized.

Receivables — The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments based upon several factors including, but not limited to, historical experience and the current and projected financial condition of the specific customer.

Inventories — Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 68% of inventories in 2001 and 71% in 2000 are carried on the last-in, first-out (LIFO) method. The remaining inventories, which are located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value.

Plant and Equipment — Depreciation is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using primarily the straight-line method. The range of estimated useful lives are: buildings – 10 to 40 years; machinery and equipment – 3 to 18 years; and tooling, dies, patterns and all other – 5 to 10 years.

Intangibles — Intangibles consist primarily of goodwill related to purchase acquisitions. With minor exceptions, the goodwill is being amortized over 40 years from respective acquisition dates. The Company considers this amortization period to be appropriate due to the long-lived nature of the businesses acquired and the lack of rapid technological change or obsolescence associated with these operations. Through December 31, 2001, the carrying value of the Company's goodwill was reviewed at the division level at least annually or whenever there were indications that the goodwill might be impaired. At this time, the Company has no reason to believe that future cash flows from these divisions will not be sufficient to fully realize the remaining carrying value of its goodwill.

Income Taxes — The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of the earnings that are planned to be remitted. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

Environmental Remediation and Compliance — Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.

Product Warranty — Estimated warranty expense is accrued either at the time of sale or, in most cases, when specific warranty problems are encountered. Adjustments to the accruals are made periodically to reflect actual experience.

Stock-Based Compensation — The Company measures compensation expense for its stock-based compensation plans using the intrinsic value method and has provided in Note 9 of the Notes to Consolidated Financial Statements pro forma disclosures of the effect on net income and earnings per common share as if the alternative fair value method had been applied in measuring compensation expense.

Derivative Financial Instruments — Effective January 1, 2001, the Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income, net of tax, and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized currently in earnings. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized currently in earnings. The Company had no outstanding derivatives at December 31, 2001.

Cash Equivalents — For purposes of the Consolidated Cash Flows statement, the Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation.

New Accounting Pronouncements — In June 2001, the Financial Accounting Standards Board approved the issuance of Statement of Financial Accounting Standards No. 141, Business Combinations (FAS 141) and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142). These standards change the accounting for business combinations, goodwill and intangible assets. FAS 141 eliminates the pooling-of-interests method of accounting for business combinations. This standard was effective for any business combination initiated after June 30, 2001. Adoption of FAS 141 did not have a significant effect on the Company's financial position or results of operations at the time of adoption. Under FAS 142, goodwill and indefinite-lived intangible assets will no longer be amortized but will be reviewed annually for impairment. The Company is required to adopt this standard effective January 1, 2002 (and for business combinations subsequent to June 30, 2001). During 2002, the Company will perform its first required impairment test of goodwill and other intangible assets as of January 1, 2002. The Company has not yet determined the effect of adopting FAS 142 on its results of operations or financial position.

Additionally, Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), was issued in October 2001. This statement, which supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, is effective beginning January 1, 2002. The Company is currently evaluating the effect that the adoption may have on its consolidated results of operations or financial position.

Note 2: Nonrecurring/Unusual Charges

The nonrecurring/unusual charges by segment for the last three years were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2001**	**2000**	**1999**
Cameron	$ —	$ 8,121	$ 15,881
CCV	—	1,448	9,873
CES	20,159	67,503	29,385
CES - Gain on sale of rotating compressor product line	—	—	(45,262)
CTC	—	327	708
	$ 20,159	$ 77,399	$ 10,585

During 2001, CES recorded $20,159,000 of costs incurred in connection with completing the consolidation of its manufacturing operations, closing obsolete facilities and discontinuing the manufacture of new Superior engines. These actions were substantially completed during the first half of the year. The charges during 2001 consisted primarily of approximately $4,516,000 of employee severance and various relocation costs, $2,544,000 of contract cancellation costs and $11,579,000 of plant shutdown costs. Included in the plant shutdown costs were $4,088,000 of costs incurred by the Superior Engine business during the shutdown period.

During 2000, the Company recorded $77,399,000 of nonrecurring/unusual costs. Of this amount, approximately $36,966,000 represented non-cash write-offs or write-downs of assets and $40,433,000 reflected either cash expenditures or accruals for cash that will be spent in future periods. Of the cash total, approximately $12,168,000 related to employee severance and other employee costs including workmen's compensation, medical, pay-to-stay agreements and similar items, $8,841,000 related to personnel and equipment relocation, $5,378,000 related to facility clean-up (including environmental) and rearrangement, $6,356,000 related to operating costs for redundant facilities being held for sale and $7,690,000 related to productivity degradation, including outsourcing during phase-out and other costs. The major projects included approximately $32,659,000 related to the discontinuance of CES's manufacturing of Superior engines and the resulting shutdown of its manufacturing facility in Springfield, Ohio; $14,126,000 related to remaining costs associated with the discontinuance of all manufacturing and foundry operations in Grove City, Pennsylvania; $13,503,000 resulting from the relocation of all manufacturing, warehousing and other operations from Mt. Vernon, Ohio (original segment headquarters for CES) to other locations pursuant to the 1999 sale of CES's rotating compressor business to Rolls-Royce plc; $6,634,000 related to the write-off of the Canadian translation component in connection with the sale of this business; $4,058,000 related to the relocation of Cameron's drilling BOP stack and subsea "Christmas tree" manufacturing from Ville Platte, Louisiana to Liberty, Texas (subsea trees) and Beziers, France (BOPs); $2,826,000 related to the shutdown of Cameron's manufacturing facility in Vienna, Austria and relocation of this capacity to other European locations; and $3,593,000 associated with various facility shutdown and realignment costs and other actions for each of the divisions.

On September 30, 1999, the Company completed the sale to Rolls-Royce plc of the CES division's rotating compressor product line, which included centrifugal compressors, power turbines and En-Tronic® controls. The operations that were sold had primary facilities in Mt. Vernon, Ohio, Liverpool, United Kingdom and Hengelo in the Netherlands. The Company received $203,160,000 in cash in connection with the sale. Included in the sale was the Company's 50% interest in Cooper Rolls, Inc., a marketing joint venture company equally owned with Rolls-Royce prior to the transaction. The Company recorded a pre-tax gain from the sale totaling $45,262,000.

Cameron recorded approximately $13,176,000 during 1999 for employee severance, primarily associated with the continued rationalization of its operations in the U.S., the U.K. and France in response to decreased market demand that began in 1998. The remaining nonrecurring charges for 1999 relate primarily to employee severance and other costs associated with the closure of this segment's manufacturing facility in Austria.

The $9,873,000 of nonrecurring/unusual charges recorded by CCV during 1999 relate to: (i) continuing costs from the shutdown (including severance, relocation and other costs) of a manufacturing facility in Missouri City, Texas, (ii) one-time acquisition costs relating to the 1998 acquisition of Orbit Valve International, Inc. and (iii) severance, primarily associated with employment reductions at this segment's operations in Beziers, France.

CES recorded approximately $29,385,000 during 1999 (including approximately $15,212,000 of non-cash asset impairment charges) relating to employee severance, the shutdown of the Company's underutilized foundry and associated machining operations in Grove City, Pennsylvania and the relocation of its compressor plant in Mt. Vernon, Ohio. The remaining 1999 costs primarily relate to employee relocations and various facility/warehouse consolidations.

During 1999 and 2000, CTC's nonrecurring charges related to employee severance associated with declining demand in that segment's markets.

The cash flow effect of the above actions (excluding proceeds from the sale of the rotating business) was approximately $27,245,000 in 2001, $37,488,000 in 2000 and $37,409,000 in 1999. The aggregate ending accruals at December 31, 2001 and 2000 for the Company's restructuring activities were $6,187,000 and $13,273,000, respectively.

Note 3: Acquisitions

During 2001, the Company's acquisitions consisted primarily of two aftermarket parts and service suppliers in the CES division and a supplier of motion compensation solutions in the Cameron division. Cash and debt consideration for the 2001 acquisitions totaled $55,350,000 and resulted in goodwill of approximately $24,471,000. These acquisitions were accounted for under the purchase method of accounting and their results of operations since the date of acquisition have been included in the Company's consolidated results of operations. The acquisitions in 2000 and 1999 were not significant.

Note 4: Receivables

Receivables consisted of the following:

	December 31,	
(dollars in thousands)	2001	2000
Trade receivables	$ 300,565	$ 261,197
Other receivables	9,633	10,651
Allowance for doubtful accounts	(3,993)	(3,080)
	$ 306,205	$ 268,768

Note 5: Inventories

Inventories consisted of the following:

(dollars in thousands)	December 31, 2001	2000
Raw materials	$ 35,470	$ 37,717
Work-in-process	139,793	108,418
Finished goods, including parts and subassemblies	323,783	303,979
Other	1,982	2,138
	501,028	452,252
Excess of current standard costs over LIFO costs	(52,477)	(55,148)
Allowance for obsolete and excess inventory	(24,732)	(24,364)
	$ 423,819	$ 372,740

Note 6: Plant and Equipment and Intangibles

Plant and equipment consisted of the following:

(dollars in thousands)	December 31, 2001	2000
Land and land improvements	$ 39,950	$ 35,540
Buildings	215,267	173,555
Machinery and equipment	438,429	406,239
Tooling, dies, patterns, etc.	58,565	58,906
Assets under capital leases	23,551	22,964
All other	108,931	99,450
Construction in progress	26,917	35,659
	911,610	832,313
Accumulated depreciation	(451,510)	(429,093)
	$ 460,100	$ 403,220

Intangibles consisted of the following:

(dollars in thousands)	December 31, 2001	2000
Goodwill	$ 454,674	$ 437,480
Assets related to pension plans	243	371
Capitalized software and other	92,153	58,531
	547,070	496,382
Accumulated amortization	(253,158)	(234,782)
	$ 293,912	$ 261,600

Note 7: Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

(dollars in thousands)	December 31, 2001	2000
Trade accounts and accruals	$ 207,020	$ 186,153
Salaries, wages and related fringe benefits	58,340	51,886
Payroll and other taxes	16,978	18,033
Product warranty, late delivery, and similar costs	15,558	16,812
Deferred income taxes	32,024	27,269
Nonrecurring/unusual charges	4,322	10,488
Other	14,994	14,363
	$ 349,236	$ 325,004

Note 8: Employee Benefit Plans

Information regarding the Company's defined benefit pension and postretirement benefit plans was as follows:

(dollars in thousands)	Pension Benefits			Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
Service cost	$ 5,971	$ 7,569	$ 9,598	$ 48	$ 67	$ 168
Interest cost	18,721	17,825	18,366	3,090	3,123	2,928
Expected return on plan assets	(29,543)	(31,921)	(30,653)	—	—	—
Amortization of prior service cost	(351)	(188)	(266)	(136)	(200)	(300)
Amortization of (gains) losses and other	(5,466)	(9,442)	(5,802)	(200)	(10,100)	(10,600)
Net periodic benefit (income) expense	(10,668)	(16,157)	(8,757)	2,802	(7,110)	(7,804)
Curtailment (gain) loss	(577)	53	(446)	—	(300)	—
Settlement gain	—	(1,484)	(2,087)	—	—	—
Termination benefit expense	839	304	—	—	—	—
Total net benefit (income) expense	$ (10,406)	$ (17,284)	$ (11,290)	$ 2,802	$ (7,410)	$ (7,804)

(dollars in thousands)	Pension Benefits		Postretirement Benefits	
	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 273,657	$ 275,707	$ 41,911	$ 43,708
Service cost	5,971	7,569	48	67
Interest cost	18,721	17,825	3,090	3,123
Plan participants' contributions	721	754	—	—
Amendments	—	350	—	—
Actuarial (gains) losses	24,640	(3,594)	247	(8)
Merger of acquired company plan	—	4,248	—	—
Exchange rate changes	(3,069)	(8,752)	—	—
Curtailment results	(1,591)	121	—	(139)
Settlement results	—	4,411	—	—
Termination benefit results	839	304	—	—
Benefits paid directly or from plan assets	(19,892)	(25,286)	(3,616)	(4,840)
Benefit obligation at end of year	$ 299,997	$ 273,657	$ 41,680	$ 41,911

(dollars in thousands)	Pension Benefits		Postretirement Benefits	
	2001	2000	2001	2000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 355,819	$ 361,531	$ —	$ —
Actual return on plan assets	(29,546)	15,330	—	—
Actuarial gains (losses)	(8,602)	8,551	—	—
Company contributions	340	158	3,616	4,840
Plan participants' contributions	721	754	—	—
Merger of acquired company plan	—	5,310	—	—
Exchange rate changes	(4,027)	(10,873)	—	—
Benefits paid from plan assets	(19,631)	(24,942)	(3,616)	(4,840)
Fair value of plan assets at end of year, primarily debt and equity securities	$ 295,074	$ 355,819	$ —	$ —

(dollars in thousands)	Pension Benefits 2001	Pension Benefits 2000	Postretirement Benefits 2001	Postretirement Benefits 2000
Plan assets in excess of (less than) benefit obligations at end of year	$ (4,923)	$ 82,162	$ (41,680)	$ (41,911)
Unrecognized net (gain) loss	83,350	(14,688)	(5,776)	(6,223)
Unrecognized prior service cost	(2,764)	(2,099)	(303)	(439)
Unrecognized net transition obligation	98	151	—	—
Prepaid (accrued) pension cost	75,761	65,526	(47,759)	(48,573)
Underfunded plan adjustments recognized:				
Accrued minimum liability	(932)	(888)	—	—
Intangible asset	243	371	—	—
Accumulated other comprehensive income, net of tax	331	388	—	—
Net assets (liabilities) recognized on balance sheet at end of year	$ 75,403	$ 65,397	$ (47,759)	$ (48,573)

	Pension Benefits 2001	Pension Benefits 2000	Postretirement Benefits 2001	Postretirement Benefits 2000
Weighted-average assumptions as of December 31:				
Domestic plans:				
Discount rate	7.25%	7.75%	7.25%	7.65%
Expected return on plan assets	9.25%	9.25%		
Rate of compensation increase	4.5%	4.5%		
Health care cost trend rate			7.0%	7.5%
International plans:				
Discount rate	6.0 - 6.25%	6.0 - 6.25%		
Expected return on plan assets	6.0 - 8.5%	6.0 - 8.5%		
Rate of compensation increase	3.5 - 4.5%	3.5 - 4.5%		

The rate of compensation increase for the domestic plans is based on an age-grade scale ranging from 7.5% to 3.0% with a weighted-average rate of approximately 4.5%.

The health care cost trend rate is assumed to decrease gradually from 7.0% to 5.0% by 2006 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(dollars in thousands)	1 - Percentage point increase	1 - Percentage point decrease
Effect on total of service and interest cost components in 2001	$ 225,000	$ (207,000)
Effect on postretirement benefit obligation as of December 31, 2001	$ 2,637,000	$ (2,344,000)

Amounts applicable to the Company's pension plans with projected and accumulated benefit obligations in excess of plan assets are as follows:

	Projected Benefit Obligation in Excess of Plan Assets		Accumulated Benefit Obligation in Excess of Plan Assets	
(dollars in thousands)	2001	2000	2001	2000
Fair value of applicable plan assets	$ 122,568	$ 2,669	$ 2,786	$ 2,669
Projected benefit obligation of applicable plans	$ (132,679)	$ (8,514)		
Accumulated benefit obligation of applicable plans			$ (7,738)	$ (7,595)

The Company sponsors the Cooper Cameron Corporation Retirement Plan (Retirement Plan) covering all salaried U.S. employees and certain domestic hourly employees, as well as separate defined benefit pension plans for employees of its U.K. and German subsidiaries, and several unfunded defined benefit arrangements for various other employee groups.

In addition, the Company's full-time domestic employees who are not covered by a bargaining unit are also eligible to participate in the Cooper Cameron Corporation Retirement Savings Plan. Under this plan, employees' savings deferrals are partially matched with shares of the Company's Common stock. The Company's expense under this plan equals the matching contribution under the Plan's formula. Expense for the years ended December 31, 2001, 2000 and 1999 amounted to $7,581,000, $7,349,000 and $7,598,000, respectively. Similarly, the Company provides various savings plans for hourly and other employees under collective bargaining agreements which provide for Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution plans for the years ended December 31, 2001, 2000 and 1999 amounted to $8,642,000, $7,783,000 and $9,439,000, respectively.

The Company's salaried employees also participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions, among other benefits for active employees. Salaried employees who retired prior to 1989, as well as certain other employees who were near retirement at that date and elected to receive certain benefits, have retiree medical and prescription benefits and, if retirement occurred prior to January 1, 1998, have life insurance benefits, while active salaried employees do not have postretirement health care or life insurance benefits.

The hourly employees have separate plans with varying benefit formulas, but currently active employees, except for certain employees similar to those described above, will not receive health care benefits after retirement.

All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

Note 9: Stock Options and Employee Stock Purchase Plan

The following table summarizes stock option activity for each of the three years ended December 31:

	Number of Shares		
	Long-term and Broad Based Incentive Plans	Non-employee Director Plan	Weighted Average Exercise Prices
Stock options outstanding at December 31, 1998	7,052,816	318,540	$ 30.84
Options granted	1,646,113	61,740	$ 41.35
Options cancelled	(230,004)	—	$ 36.80
Options exercised	(884,744)	—	$ 17.74
Stock options outstanding at December 31, 1999	7,584,181	380,280	$ 34.38
Options granted	2,472,205	72,548	$ 58.24
Options cancelled	(206,242)	—	$ 31.74
Options exercised	(4,382,012)	(128,054)	$ 31.80
Stock options outstanding at December 31, 2000	5,468,132	324,774	$46.96
Options granted	2,110,390	67,740	$ 36.57
Options cancelled	(166,262)	(10,290)	$ 48.13
Options exercised	(555,385)	(45,000)	$ 32.01
Stock options outstanding at December 31, 2001	6,856,875	337,224	$ 45.03

Information relating to selected ranges of exercise prices for outstanding and exercisable options at December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 12/31/2001	Weighted Average Years Remaining on Contractual Life	Weighted Average Exercise Price	Number Exercisable as of 12/31/2001	Weighted Average Exercise Price
$8.33 — $24.19	555,847	6.68	$23.73	535,922	$23.71
$29.25 — $33.00	1,934,086	8.93	$32.93	51,276	$31.68
$34.34 — $42.69	1,649,289	6.80	$40.06	1,189,013	$39.45
$43.85 — $53.72	1,623,791	8.05	$53.09	493,018	$53.04
$54.72 — $79.94	1,431,086	4.25	$66.26	1,196,852	$66.50
$8.33 — $79.94	7,194,099	7.14	$45.03	3,466,081	$48.18

Options are granted to key employees under the Long-term and Broad Based Incentive Plans and generally become exercisable on the first anniversary date following the date of grant in one-third increments each year. Certain key executives also elected in 2001 and 2000 to receive options in lieu of salary for the service years ending December 31, 2002 and 2001, respectively. The options granted under the Options in Lieu of Salary Program generally become exercisable at the end of the related salary period and expire five years after the beginning of the salary period. Similar options were not granted in 1999 with respect to salary for the year 2000.

Under the Company's Non-employee Director Stock Option Plan, non-employee directors receive a grant of 6,000 stock options annually and, for new directors, upon first joining the Board. The options generally expire five years after the date of grant and become exercisable one year following the date of grant. In addition, directors are permitted to take either a portion of or their full annual retainer in cash ($30,000) or receive, in lieu of cash, additional stock options. All directors elected to receive their retainer in stock options. These retainer option shares, totalling 25,740 for each of the service years 2002, 2001 and 2000, were granted in each of the preceding years. The retainer options become exercisable one year following the beginning of the retainer period and expire five years following the beginning of the retainer period. The exercise price for all option grants is equal to the fair market value of the Company's stock at the date of grant.

As of December 31, 2001, shares reserved for future grants under the Long-term Incentive, Broad Based Incentive, and Non-employee Director Stock Option Plans were 1,703,845, 67,932 and 337,688, respectively.

Had the Company followed the alternative fair value method of accounting for stock-based compensation, the weighted-average fair value per share of options granted during 2001, 2000 and 1999 would have been $15.42, $24.29 and $17.02, respectively. The weighted-average fair value per share of stock purchases under the Employee Stock Purchase Plan during 2001, 2000 and 1999 would have been $18.82, $18.98 and $10.56, respectively. The fair values were estimated using the Black-Scholes model with the following weighted-average assumptions:

	Year Ended December 31,		
	2001	2000	1999
Expected life (in years)	3.3	3.4	3.6
Risk-free interest rate	4.5%	5.8%	5.5%
Volatility	53.3%	48.8%	49.4%
Dividend yield	0.0%	0.0%	0.0%

The table that follows summarizes the pro forma effect on net income (loss) and earnings (loss) per share in the year presented as if the fair values of stock-based compensation had been recognized as compensation expense on a straight-line basis over the vesting period of the grant. The following pro forma effect on net income (loss) for the years presented may not be representative of the pro forma effect on net income (loss) in future years.

	Year ended December 31,		
	2001	2000	1999
Net income (loss):			
As reported	$98,345,000	$27,660,000	$43,002,000
Pro forma	$67,075,000	$(4,934,000)	$20,417,000
Diluted earnings (loss) per share:			
As reported	$1.75	$0.50	$0.78
Pro forma	$1.21	$(0.09)	$0.36

Employee Stock Purchase Plan

Under the Cooper Cameron Employee Stock Purchase Plan, the Company is authorized to sell up to 2,000,000 shares of Common stock to its full-time employees in the United States, U.K., Ireland, Singapore and Canada, nearly all of whom are eligible to participate. Under the terms of the Plan, employees may elect each year to have up to 10% of their annual compensation withheld to purchase the Company's Common stock. The purchase price of the stock is 85% of the lower of the beginning-of-plan year or end-of-plan year market price of the Company's Common stock. Under the 2001/2002 plan, more than 1,800 employees elected to purchase approximately 152,000 shares of the Company's Common stock at $43.08 per share, or 85% of the market price of the Company's Common stock on July 31, 2002, if lower. A total of 92,768 shares were purchased at $44.07 per share on July 31, 2001 under the 2000/2001 plan.

Note 10: Long-term Debt

The Company's debt obligations were as follows:

	December 31,	
(dollars in thousands)	2001	2000
Convertible debentures, net of $68,801 of unamortized original issue discount	$ 451,955	$ —
Floating-rate revolving credit advances	5,151	170,463
Other debt	3,124	14,493
Obligations under capital leases	9,399	7,316
	469,629	192,272
Current maturities	(10,487)	(4,212)
Long-term portion	$ 459,142	$ 188,060

On May 16, 2001, the Company issued two series of convertible debentures with aggregate gross proceeds to the Company of $450,000,000. The first series consisted of twenty-year zero-coupon convertible debentures (the "Zero-Coupon Convertible Debentures") with an aggregate principal amount at maturity of approximately $320,756,000. The debentures were priced at $779.41 per debenture, which represents a yield-to-maturity of approximately 1.25%. The Company has the right to redeem the Zero-Coupon Convertible Debentures anytime after three years at the issue price plus the accrued original issue discount, and the debenture holders have the right to require the Company to repurchase the debentures on the third, eighth and thirteenth anniversaries of the issue. The Zero-Coupon Convertible Debentures are convertible into the Company's common stock at a rate of 8.1961 shares per debenture, representing an initial conversion price of $95.095 per share.

The second series consisted of twenty-year convertible debentures in an aggregate amount of $200,000,000, with an interest rate of 1.75%, payable semi-annually on May 15 and November 15 (the "1.75% Convertible Debentures"). The Company has the right to redeem the 1.75% Convertible Debentures anytime after five years at the principal amount plus accrued and unpaid interest, and the debenture holders have the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.75% Convertible Debentures are convertible into the Company's common stock at a rate of 10.5158 shares per debenture, or $95.095 per share.

The net proceeds from the debentures were used to repay amounts outstanding under the Company's revolving credit agreement and for general working capital purposes, including acquisitions.

As of December 31, 2001, the Company was party to a revolving credit agreement (the Credit Agreement) with various banks which provided for an aggregate unsecured borrowing capacity of $250,000,000 of floating-rate revolving credit advances. This credit agreement expires March 31, 2002. The Company is required to pay a facility fee on the committed amount under the Credit Agreement, which, at December 31, 2001, equalled .075% annually. In January 2002, the Company reduced the committed amount under this facility to $150,000,000. After giving effect to this reduction, the Company had $147,501,000 available under this facility at January 25, 2002.

In addition to the above, the Company also has other unsecured and uncommitted credit facilities available both domestically and to its foreign subsidiaries.

At December 31, 2001, the weighted-average interest rate on the revolving credit advances was 2.46% (6.82% at December 31, 2000). The weighted-average interest rate on the other debt was 3.24% at December 31, 2001 (6.24% at December 31, 2000, excluding approximately $1,288,000 of dollar equivalent local currency indebtedness in Brazil at a notional rate, before currency effects, of 22.4% annually).

During January 2001, the Company entered into interest rate swaps which effectively converted $155,000,000 of outstanding floating rate debt to fixed rate debt at a weighted-average interest rate of 5.24%. These swaps were terminated during the second quarter of 2001 resulting in a pre-tax loss of $1,238,000.

Future maturities of the Company's debt (excluding the convertible debentures and capital lease obligations) are $5,851,000 in 2002, $1,912,000 in 2003 and $512,000 in 2004.

Under the terms of the Credit Agreement, the Company is required to maintain certain financial ratios including a debt-to-capitalization ratio of not more than 50%, except in certain instances involving acquisitions, and a coverage ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) less capital expenditures equal to at least 2.5 times interest expense. The Credit Agreement also contains various other customary covenants. The Company is in compliance with all loan covenants.

For the years 2001, 2000 and 1999, total interest expense was $13,481,000, $18,038,000 and $27,834,000, respectively. Interest paid by the Company in 2001, in 2000 and in 1999 is not materially different from the amounts expensed (except for interest capitalized in 2001 of approximately $1,847,000).

The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Future minimum lease payments with respect to capital leases and operating leases with terms in excess of one year are as follows:

(dollars in thousands)	Capital Leases	Operating Leases
Year ended December 31:		
2002	$ 4,757	$ 6,456
2003	2,561	5,389
2004	1,909	4,624
2005	618	3,783
2006	15	3,654
Thereafter	4	31,334
Future minimum lease payments	9,864	55,240
Less: amount representing interest	(465)	—
Lease obligations at December 31, 2001	$ 9,399	$ 55,240

Note 11: Income Taxes

The components of income (loss) before provision for income taxes were as follows:

	Year Ended December 31,		
(dollars in thousands)	2001	2000	1999
Income (loss) before income taxes:			
U.S. operations	**$ 62,785**	$ (26,137)	$ 13,536
Foreign operations	**79,797**	69,910	57,380
Income before income taxes	**$ 142,582**	$ 43,773	$ 70,916

The provisions for income taxes charged to operations were as follows:

	Year Ended December 31,		
(dollars in thousands)	2001	2000	1999
Current:			
U.S. federal	**$ 6,696**	$ 54,242	$ 10,805
U.S. state and local and franchise	**2,432**	9,432	4,501
Foreign	**14,509**	16,375	23,296
	23,637	80,049	38,602
Deferred:			
U.S. federal	**8,541**	(61,318)	(6,829)
U.S. state and local	**1,285**	(9,221)	(1,026)
Foreign	**10,774**	6,603	(2,833)
	20,600	(63,936)	(10,688)
Income tax provision	**$ 44,237**	$ 16,113	$ 27,914

Items giving rise to deferred income taxes were as follows:

	Year Ended December 31,		
(dollars in thousands)	2001	2000	1999
Reserves and accruals	$ 3,887	$ 12,895	$ (16,349)
Inventory	2,590	5,842	(8,315)
Percentage of completion income recognized	—	—	(2,018)
Pension and postretirement benefit income not currently taxable	2,828	9,234	7,162
U.S. tax deductions less than (in excess of) amounts currently deductible	5,571	(85,635)	15,744
Other	5,724	(6,272)	(6,912)
Deferred income taxes	$ 20,600	$ (63,936)	$ (10,688)

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,		
(dollars in thousands)	2001	2000	1999
U.S. federal statutory rate	35.00%	35.00%	35.00%
Nondeductible goodwill	2.07	7.32	4.48
State and local income taxes	1.63	(0.03)	2.37
Tax exempt income	(3.70)	(1.60)	(0.99)
Foreign statutory rate differential	(3.22)	(11.61)	(2.75)
Change in valuation of prior year tax assets	—	(4.34)	(3.24)
Foreign losses (receiving) not receiving a tax benefit	(1.89)	(1.08)	2.64
Translation write-offs not deductible for tax	—	7.27	—
Nondeductible expenses	0.61	2.40	1.28
All other	0.53	3.48	0.57
Total	31.03%	36.81%	39.36%
Total income taxes paid	$ 15,111	$ 14,724	$ 42,696

Components of deferred tax assets (liabilities) were as follows:

	December 31,	
(dollars in thousands)	2001	2000
Deferred tax liabilities:		
Plant and equipment	$ (32,473)	$ (34,879)
Inventory	(53,041)	(51,470)
Pensions	(28,192)	(24,272)
Other	(30,928)	(19,687)
Total deferred tax liabilities	(144,634)	(130,308)
Deferred tax assets:		
Postretirement benefits other than pensions	18,268	18,579
Reserves and accruals	36,121	39,088
Net operating losses and related deferred tax assets	101,140	98,014
Other	1,366	1,440
Total deferred tax assets	156,895	157,121
Valuation allowance	(17,427)	(16,201)
Net deferred tax assets (liabilities)	$ (5,166)	$ 10,612

During each of the last three years, certain of the Company's international operations have incurred losses that have not been tax benefited, while others, that had losses in a prior year, generated earnings in a subsequent year that utilized the prior year unrecorded benefit of the loss. In addition, during 2000 and 1999, respectively, $1,900,000 and $2,300,000 of deferred tax assets that had been reserved in prior years were realized and the related reserves were reversed. The effect of these items on the Company's overall effective tax rate are included in the rate reconciliation captions: "Change in valuation of prior year tax assets" and "Foreign losses (receiving) not receiving a tax benefit". As a result of all of the foregoing, the valuation allowances established in prior years were increased in 2001 by $1,226,000 and reduced in 2000 and 1999 by $2,494,000 and $425,000, respectively, with a corresponding increase or reduction in the Company's income tax expense. In addition, a tax benefit of $3,800,000 was recorded in 2001 relating to certain other foreign losses.

At December 31, 2001, the Company had a deferred tax asset of $90,332,000 related to net operating loss carryforwards which, if not utilized, will generally expire in 2020. The Company had a valuation allowance of $8,659,000 as of December 31, 2001 against the net operating loss and credit carryforwards as well as a valuation allowance of $8,768,000 against certain other deferred tax assets. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Note 12: Stockholders' Equity

Common Stock

Under its Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 150,000,000 shares of common stock, par value $.01 per share. Additionally, in November 1998, the Company's board of directors approved the repurchase of up to 10,000,000 shares of Common stock for use in the Company's various employee stock ownership, option and benefit plans.

Changes in the number of shares of the Company's outstanding stock for the last three years were as follows:

	Common Stock	Treasury Stock	Shares Outstanding
Balance - December 31, 1998	53,259,620	—	53,259,620
Purchase of treasury stock		(3,515,900)	(3,515,900)
Stock issued under stock option and other employee benefit plans	741,887	82,352	824,239
Balance - December 31, 1999	54,001,507	(3,433,548)	50,567,959
Stock issued under stock option and other employee benefit plans	10,422	3,433,548	3,443,970
Balance - December 31, 2000	54,011,929	—	54,011,929
Purchase of treasury stock		(611,000)	(611,000)
Stock issued under stock option and other employee benefit plans	554,125	39,680	593,805
Balance - December 31, 2001	54,566,054	(571,320)	53,994,734

At December 31, 2001, 10,380,208 shares of unissued Common stock were reserved for future issuance under various employee benefit plans.

During the fourth quarter of 2001, the Company entered into a forward purchase agreement with a counterparty for the purchase of 286,000 shares of its common stock, at an average price of $34.24 per share. In accordance with EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, this forward purchase agreement has not been included as a liability in the Company's December 31, 2001 Consolidated Balance Sheet because this agreement can be settled at the Company's option through physical or net-share settlement at any time within the next two years. The Company is required to settle this agreement if the Company's stock falls below $16.50 per share.

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 2001, no preferred shares were issued or outstanding. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. A total of 1,500,000 shares of Series A Junior Participating Preferred Stock has been reserved for issuance upon exercise of the Stockholder Rights described below.

Stockholder Rights Plan

On May 23, 1995, the Company's Board of Directors declared a dividend distribution of one Right for each then-current and future outstanding share of Common stock. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.01 per share, for an exercise price of $300. Unless earlier redeemed by the Company at a price of $.01 each, the Rights become exercisable only in certain circumstances constituting a potential change in control of the Company, described below, and will expire on October 31, 2007.

Each share of Series A Junior Participating Preferred Stock purchased upon exercise of the Rights will be entitled to certain minimum preferential quarterly dividend payments as well as a specified minimum preferential liquidation payment in the event of a merger, consolidation or other similar transaction. Each share will also be entitled to 100 votes to be voted together with the Common stockholders and will be junior to any other series of Preferred Stock authorized or issued by the Company, unless the terms of such other series provides otherwise.

Except as otherwise provided in the Plan, in the event any person or group of persons acquire beneficial ownership of 20% or more of the outstanding shares of Common stock, each holder of a Right, other than Rights beneficially owned by the acquiring person or group (which will have become void), will have the right to receive upon exercise of a Right that number of shares of Common stock of the Company, or, in certain instances, Common stock of the acquiring person or group, having a market value equal to two times the current exercise price of the Right.

Retained Earnings (Deficit)

The Company's retained earnings (deficit) includes a $441,000,000 charge related to the goodwill write-down that occurred concurrent with the Company becoming a separate stand-alone entity on June 30, 1995 in connection with the split-off from its former parent, Cooper Industries, Inc. Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's Board of Directors from a current year's earnings as well as from the net of capital in excess of par value plus the retained earnings (deficit). Accordingly, at December 31, 2001, the Company had approximately $999,119,000 from which dividends could be paid.

Note 13: Industry Segments

The Company's operations are organized into four separate business segments — Cameron, Cooper Cameron Valves (CCV), Cooper Energy Services (CES) and Cooper Turbocompressor (CTC). Cameron is one of the world's leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Cameron's products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling and production risers and aftermarket parts and services. CCV is a leading provider of valves and related systems primarily used to control pressure and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV's products include ball valves, gate valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, actuators, chokes and aftermarket parts and service. CES is a leading provider of reciprocating compression equipment and related aftermarket parts and services for the energy industry. CTC manufactures and supplies integrally geared centrifugal compressors and related aftermarket products and services to manufacturing companies and chemical process industries worldwide.

The primary customers of Cameron, CCV and CES are major and independent oil and gas exploration and production companies, foreign national oil and gas companies, drilling contractors, pipeline companies, refiners and other industrial and petrochemical processing companies. CTC's customers include manufacturing companies and chemical process industries.

The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

For the years ended December 31, 2001, 2000 and 1999, the Company incurred research and development costs, designed to enhance or add to its existing product offerings, totaling $27,388,000, $27,276,000 and $34,827,000, respectively. Cameron accounted for 76%, 78% and 78% of each respective year's total costs.

Summary financial data by segment follows:

For the Year Ended December 31, 2001						
(dollars in thousands)	Cameron	CCV	CES	CTC	Corporate & Other	Consolidated
Revenues	$ 898,294	$ 292,268	$ 272,754	$ 100,362	$ —	$ 1,563,678
EBITDA[1]	$ 172,675	$ 52,484	$ 28,016	$ 12,632	$ (14,351)	$ 251,456
Depreciation and amortization	48,811	14,198	11,858	6,600	1,628	83,095
Interest	—	—	—	—	5,620	5,620
Nonrecurring/unusual charges	—	—	20,159	—	—	20,159
Income (loss) before taxes	$ 123,864	$ 38,286	$ (4,001)	$ 6,032	$ (21,599)	$ 142,582
Capital expenditures	$ 71,056	$ 6,985	$ 9,032	$ 3,979	$ 33,952	$ 125,004
Total assets	$ 1,038,322	$ 247,864	$ 242,315	$ 104,075	$ 242,476	$ 1,875,052

For the Year Ended December 31, 2000						
(dollars in thousands)	Cameron	CCV	CES	CTC	Corporate & Other	Consolidated
Revenues	$ 838,341	$ 221,097	$ 224,822	$ 102,449	$ —	$ 1,386,709
EBITDA[1]	$ 148,730	$ 37,069	$ 19,504	$ 24,193	$ (14,965)	$ 214,531
Depreciation and amortization	45,711	11,379	10,727	6,644	860	75,321
Interest	—	—	—	—	18,038	18,038
Nonrecurring/unusual charges	8,121	1,448	67,503	327	—	77,399
Income (loss) before taxes	$ 94,898	$ 24,242	$ (58,726)	$ 17,222	$ (33,863)	$ 43,773
Capital expenditures	$ 38,615	$ 5,981	$ 19,340	$ 2,572	$ 91	$ 66,599
Total assets	$ 884,187	$ 245,653	$ 171,568	$ 106,893	$ 85,572	$ 1,493,873

For the Year Ended December 31, 1999						
(dollars in thousands)	Cameron	CCV	CES	CTC	Corporate & Other	Consolidated
Revenues	$ 817,055	$ 233,581	$ 319,682	$ 104,743	$ —	$ 1,475,061
EBITDA[1]	$ 139,281	$ 33,368	$ 9,947	$ 22,867	$ (12,412)	$ 193,051
Depreciation and amortization	44,416	12,965	18,491	6,639	1,205	83,716
Interest	—	—	—	—	27,834	27,834
Nonrecurring/unusual charges	15,881	9,873	(15,877)	708	—	10,585
Income (loss) before taxes	$ 78,984	$ 10,530	$ 7,333	$ 15,520	$ (41,451)	$ 70,916
Capital expenditures	$ 38,835	$ 4,891	$ 16,925	$ 4,050	$ 208	$ 64,909
Total assets	$ 908,120	$ 245,102	$ 194,417	$ 101,867	$ 21,213	$ 1,470,719

[1] Earnings before interest, taxes, depreciation and amortization and nonrecurring/unusual charges.

Geographic revenue and long-lived assets related to operations as of and for the years ended December 31 were as follows:

	2001	2000	1999
Revenues:			
United States	$ 932,534	$ 750,383	$ 809,752
United Kingdom	221,274	204,638	225,978
Other foreign countries	409,870	431,688	439,331
Total	$ 1,563,678	$ 1,386,709	$ 1,475,061
Long-lived assets:			
United States	$ 529,803	$ 429,611	$ 445,497
United Kingdom	102,989	112,149	123,541
Other foreign countries	121,220	123,060	131,529
Total	$ 754,012	$ 664,820	$ 700,567

For normal management reporting, and therefore the above segment information, consolidated interest is treated as a Corporate item because short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, during implementation, capital spending for the Company's enterprise-wide software upgrade is being reflected as a Corporate asset. Upon completion of this project, this asset will be allocated to each segment.

Note 14: Off-Balance Sheet Risk, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk

At December 31, 2001, the Company was contingently liable with respect to approximately $59,980,000 of standby letters of credit ("letters") issued in connection with the delivery, installation and performance of the Company's products under contracts with customers throughout the world. The Company was also liable for approximately $13,095,000 of bank guarantees and letters of credit used to secure certain financial obligations of the Company. While certain of the letters do not have a fixed expiration date, the majority expire within the next one to two years and the Company would expect to issue new or extend existing letters in the normal course of business. The Company's other off-balance sheet risks are not material.

Concentrations of Credit Risk

Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2001.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, short-term marketable debt and equity securities, trade receivables, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables and floating-rate debt instruments are considered to be representative of their respective fair values.

The primary portion of the Company's debt consists of fixed-rate convertible debentures. Based on quoted market prices, the book value for this debt at December 31, 2001 is $45,378,000 higher than the market value. The difference between book value and market value on the Company's other fixed-rate debt is not material.

Note 15: Summary of Noncash Investing and Financing Activities

Noncash investing and financing activities were as follows:

	Year Ended December 31,	
(dollars in thousands)	2001	2000
Common stock issued for employee stock ownership and other plans	$ 4,185	$ 3,954
Tax benefit of certain employee stock benefit plan transactions	7,129	59,624
Other	30	—

Note 16: Earnings Per Share

The calculation of basic and diluted earnings per share for each period presented is as follows:

	Year Ended December 31,		
(amounts in thousands, except per share data)	2001	2000	1999
Net income	$ 98,345	$ 27,660	$ 43,002
Add back interest on debentures, net of tax	3,032	—	—
Net income (assuming conversion of convertible debentures)	$ 101,377	$ 27,660	$ 43,002
Average shares outstanding (basic)	54,170	52,800	53,328
Common stock equivalents	936	2,213	1,520
Incremental shares from assumed conversion of convertible debentures	2,969	—	—
Shares utilized in diluted earnings per share calculation	58,075	55,013	54,848
Earnings per share:			
Basic	$1.82	$.52	$.81
Diluted	$1.75	$.50	$.78

Note 17: Accumulated Other Elements of Comprehensive Income

Accumulated other elements of comprehensive income comprised the following:

	December 31,	
(dollars in thousands)	2001	2000
Accumulated foreign currency translation loss	$ (52,645)	$ (36,964)
Accumulated adjustments to record minimum pension liabilities	(331)	(388)
Change in fair value of marketable securities	(74)	247
	$ (53,050)	$ (37,105)

Note 18: Unaudited Quarterly Operating Results

Unaudited quarterly operating results were as follows:

	2001 (by quarter)[2]			
(dollars in thousands, except per share data)	1	2	3	4
Revenues	$334,835	$404,625	$417,218	$407,000
Gross margin[1]	103,885	120,415	128,779	129,521
Net income	14,255	19,807	34,400	29,883
Earnings per share:				
Basic	.26	.36	.63	.55
Diluted	.26	.35	.60	.53

	2000 (by quarter)[2]			
(dollars in thousands, except per share data)	1	2	3	4
Revenues	$338,302	$349,993	$349,978	$348,436
Gross margin[1]	97,664	103,156	103,285	107,807
Net income (loss)	12,665	16,197	8,352	(9,554)
Earnings (loss) per share:				
Basic	.25	.31	.16	(.18)
Diluted	.24	.29	.15	(.18)

[1] Gross margin equals revenues less cost of sales before depreciation and amortization.
[2] See Note 2 of the Notes to Consolidated Financial Statements for further information relating to nonrecurring/unusual charges incurred during 2001 and 2000 and included herein.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF COOPER CAMERON CORPORATION

The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2001. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,				
(dollars in thousands, except per share)	2001	2000	1999	1998	1997
Income Statement Data:					
Revenues	$ 1,563,678	$ 1,386,709	$ 1,475,061	$ 1,893,311	$ 1,817,132
Costs and expenses:					
Cost of sales (exclusive of depreciation and amortization)	1,081,078	974,797	1,076,276	1,340,722	1,307,970
Depreciation and amortization	83,095	75,321	83,716	72,474	65,862
Selling and administrative expenses	231,144	197,381	205,734	229,710	215,331
Interest, net	5,620	18,038	27,834	32,721	28,591
Nonrecurring/unusual charges [1]	20,159	77,399	10,585	21,956	—
Total costs and expenses	1,421,096	1,342,936	1,404,145	1,697,583	1,617,754
Income before income taxes	142,582	43,773	70,916	195,728	199,378
Income tax provision	(44,237)	(16,113)	(27,914)	(59,572)	(58,796)
Net income	$ 98,345	$ 27,660	$ 43,002	$ 136,156	$ 140,582
Earnings per share:					
Basic	$ 1.82	$ .52	$ .81	$ 2.58	$ 2.70
Diluted	$ 1.75	$ .50	$ .78	$ 2.48	$ 2.53
Balance Sheet Data (at the end of period):					
Total assets	$ 1,875,052	$ 1,493,873	$ 1,470,719	$ 1,823,603	$ 1,643,230
Stockholders' equity	923,281	842,279	714,078	780,285	642,051
Long-term debt	459,142	188,060	195,860	364,363	328,824
Other long-term obligations	114,858	117,503	138,955	149,113	143,560

[1] See Note 2 of the Notes to Consolidated Financial Statements for further information relating to the nonrecurring/unusual charges incurred during 2001, 2000 and 1999. Information on nonrecurring/unusual charges in 1998 may be found in the Company's 1998 Annual Report to Stockholders.

STOCKHOLDER INFORMATION

Transfer Agent and Registrar

The First Chicago Trust Division of EquiServe

General correspondence about your shares should be addressed to:

First Chicago Trust Company of New York
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P.O. Box 2500
Jersey City, N.J. 07303-2500

Website: www.equiserve.com
E-mail: equiserve@equiserve.com

Telephone inquiries can be made to the Telephone Response Center at (201) 324-1225, Monday through Friday, 8:30 a.m. to 7:00 p.m., Eastern Time.

Additional Stockholder Assistance

For additional assistance regarding your holdings, write to:

Corporate Secretary
Cooper Cameron Corporation
1333 West Loop South, Suite 1700
Houston, Texas 77027
Telephone: (713) 513-3322

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m., Thursday, May 9, 2002, at the Company's corporate headquarters in Houston, Texas. A meeting notice and proxy materials are being mailed to all stockholders of record on March 25, 2002.

Stockholders of Record

The approximate number of record holders of Cooper Cameron Common stock was 1,699 as of February 21, 2002.

Common Stock Prices

Cooper Cameron Common stock is listed on the New York Stock Exchange under the symbol CAM. The trading activity during 2001 and 2000 was as follows:

	High	Low	Last
2001			
First Quarter	$69.28	$52.56	$54.00
Second Quarter	73.00	46.55	55.80
Third Quarter	57.74	28.85	32.80
Fourth Quarter	44.75	31.20	40.36

	High	Low	Last
2000			
First Quarter	$71.875	$42.375	$66.875
Second Quarter	83.5625	60.5625	66.00
Third Quarter	83.875	58.625	73.6875
Fourth Quarter	77.9375	52.3125	66.0625

Cooper Cameron's website: www.coopercameron.com.

DIRECTORS



(left to right)

C. Baker Cunningham
Chairman, President and
Chief Executive Officer,
Belden Inc.
St. Louis, Missouri

Grant A. Dove
Managing Partner,
Technology Strategies & Alliances
Dallas, Texas

David Ross III
Investor
Houston, Texas

Sheldon R. Erikson
Chairman of the Board,
President and
Chief Executive Officer,
Cooper Cameron Corporation
Houston, Texas

(left to right)

Nathan M. Avery
Investor
Houston, Texas

Lamar Norsworthy
Chairman and Chief Executive Officer,
Holly Corporation
Dallas, Texas

Michael E. Patrick
Vice President and
Chief Investment Officer,
Meadows Foundation, Inc.
Dallas, Texas

OFFICERS

COOPER CAMERON CORPORATION

Sheldon R. Erikson
Chairman, President and
Chief Executive Officer

Thomas R. Hix
Senior Vice President and
Chief Financial Officer

Franklin Myers
Senior Vice President

R. Scott Amann
Vice President,
Investor Relations

Jane L. Crowder
Vice President,
Human Resources

Michael C. Jennings
Vice President and Treasurer

William C. Lemmer
Vice President, General
Counsel and Secretary

Charles M. Sledge
Vice President and
Corporate Controller

Cameron

Sheldon R. Erikson
President

Steven P. Beatty
Vice President, Finance

Harold E. Conway, Jr.
Vice President and
General Manager,
Eastern Hemisphere

Mark E. Crews
Vice President, Technology

Steve E. English
Vice President, CAMSERV

Hal J. Goldie
Vice President,
Offshore Systems

Hunter W. Jones
Vice President, Quality
and Global Procurement

Jack B. Moore
Vice President and
General Manager,
Western Hemisphere

J. Gilbert Nance
Vice President, Drilling

Erik Peyrer
Vice President and
General Manager, Asia Pacific
and Middle East

S. Joe Vinson
Vice President,
Human Resources

Edward E. Will
Vice President, Marketing

Cameron Controls

Donald J. Schortgen
Vice President

Cameron Willis Chokes

Peter J. Lang
Vice President

Cooper Cameron Valves

A. John Chapman
*President**

William B. Findlay
Vice President and
General Manager,
Eastern Hemisphere

David R. Mefford
Vice President, Engineering

T. Duane Morgan
President,
Orbit Valve Company

Luis O. Ortiz
Vice President, Marketing and
Global Business Development

Richard A. Steans
Vice President, Finance

James E. Wright
Vice President and
General Manager,
North America

Cooper Energy Services

Robert J. Rajeski
*President**

Jeffrey G. Altamari
Vice President, Finance

Roland L. Etcheverry
Vice President,
Information Technology

Robert C. Nickles, Jr.
Vice President, Sales

Edward E. Roper
Vice President,
Aftermarket

W. Norman Shade
Vice President,
Business Development

Cooper Turbocompressor

Robert J. Rajeski
*President**

Jeffrey G. Altamari
Vice President, Finance

Frank H. Athearn
Vice President,
Sales and Marketing

John C. Bartos
General Manager

Roland L. Etcheverry
Vice President,
Information Technology

* *Also, Vice President,*
Cooper Cameron Corporation

Design and Production - John Manlove Advertising



COOPER
CAMERON

1333 West Loop South
Suite 1700
Houston, Texas 77027
713-513-3300